FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 000-22161

    Corgi International
Limited

    (Exact name of Registrant as specified in
its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40
      Au Pui Wan Street, Fotan, New Territories Hong Kong, S.A.R.,
China

    (Address of principal executive
offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Agreement and Plan of Merger dated as of
October 4, 2006

99.2

    Press release dated October 13,
2006

99.1

    Agreement and Plan of Merger dated as of
October 4, 2006
On October 4, 2006, Corgi International Limited and its wholly-owned subsidiary, LightSaber Acquisition Corp. entered into an Agreement and Plan of Merger with Master Replicas Inc.  The merger agreement is attached as exhibit 99.1 to this Form 6-K.

AGREEMENT AND PLAN OF MERGER

dated as of October
4, 2006

among

MASTER
REPLICAS INC.,

CORGI INTERNATIONAL
LIMITED

and

LIGHTSABER ACQUISITION CORP.

TABLE OF CONTENTS

ARTICLE I
THE MERGER

SECTION 1.1. The Merger 2

SECTION 1.2. Closing of the Merger 2

SECTION 1.3. Effective Time 2

SECTION 1.4. Effects of the Merger 2

SECTION 1.5. Certificate of Incorporation and Bylaws 2

SECTION 1.6. Directors 2

SECTION 1.7. Officers 3

ARTICLE II
CONVERSION OF SECURITIES

SECTION 2.1. Conversion of Shares; Merger Consideration 3

SECTION 2.2. Exchange Fund 6

SECTION 2.3. Exchange Procedures 6

SECTION 2.4. No Further Ownership Rights in Company Securities 6

SECTION 2.5. Termination of Exchange Fund 6

SECTION 2.6. No Liability 7

SECTION 2.7. Lost Certificates 7

SECTION 2.8. Tax Consequences 7

SECTION 2.9. Stock Transfer Books 7

SECTION 2.10. Appraisal Rights 7

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE
COMPANY

SECTION 3.1. Organization and Qualification; Subsidiaries 8

SECTION 3.2. Capitalization of the Company 8

SECTION 3.3. Authority Relative to this Agreement; Consents and Approvals

SECTION 3.4. Financial Statements. 10

SECTION 3.5. No Undisclosed Liabilities 11

SECTION 3.6. Absence of Changes 11

SECTION 3.7. Consents and Approvals 13

SECTION 3.8. No Default 13

SECTION 3.9. Property 13

SECTION 3.10. Litigation 14

SECTION 3.11. Permits 14

SECTION 3.12. Employee Plans 14

SECTION 3.13. Employees and Consultants 16

SECTION 3.14. Tax Matters. 17

SECTION 3.15. Company Material Contracts 18

SECTION 3.16. Insurance 19

SECTION 3.17. Intellectual Property 19

SECTION 3.18. Customers and Suppliers 21

SECTION 3.19. Brokers/Bankers Fees 21

SECTION 3.20. Environmental Matters 22

SECTION 3.21. Conflicts of Interest 22

SECTION 3.22. State Takeover Statutes 22

SECTION 3.23. No Other Representations and Warranties

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND
MERGER SUB

SECTION 4.1. Organization and Qualification; Subsidiaries 23

SECTION 4.2. Capitalization of Parent and Merger Sub 24

SECTION 4.3. Authority Relative to this Agreement; Consents and Approvals.

SECTION 4.4. Financial Statements 25

SECTION 4.5. No Undisclosed Liabilities 26

SECTION 4.6. Absence of Changes 26

SECTION 4.7. Consents and Approvals 28

SECTION 4.8. No Default 28

SECTION 4.9. Property 28

SECTION 4.10. Litigation 29

SECTION 4.11. Permits 29

SECTION 4.12. Employee Plans 30

SECTION 4.13. Employees and Consultants. 32

SECTION 4.14. Tax Matters. 33

SECTION 4.15. Parent Material Contracts 34

SECTION 4.16. Insurance 36

SECTION 4.17. Intellectual Property 36

SECTION 4.18. Customers and Suppliers 38

SECTION 4.19. Brokers/Bankers Fees 38

SECTION 4.20. Environmental Matters 38

SECTION 4.21. Conflicts of Interest 38

SECTION 4.22. Takeover Statutes 38

SECTION 4.23. Opinion of Financial Advisor 39

SECTION 4.24. SEC Reports/ Foreign Law Filings 39

SECTION 4.25. No Other Representations and Warranties

ARTICLE V
COVENANTS RELATED TO CONDUCT OF BUSINESS

SECTION 5.1. Conduct of Business of the Company 40

SECTION 5.2. Conduct of Business of Parent 42

SECTION 5.3. Access to Information 45

ARTICLE VI
ADDITIONAL AGREEMENTS

SECTION 6.1. Commercially Reasonable Efforts 46

SECTION 6.2. No-Solicitation; Fiduciary Right of Termination. 46

SECTION 6.3. Public Announcements 48

SECTION 6.4. Notification of Certain Matters 48

SECTION 6.5. Fees and Expenses 49

SECTION 6.6. Obligations of Merger Sub 49

SECTION 6.7. No Solicitation of Employees. 49

SECTION 6.8. Stockholder Notice and Approval 50

SECTION 6.9. Registration Statements 51

SECTION 6.10. Securities Compliance; Blue Sky 51

SECTION 6.11. Tax Matters 52

SECTION 6.12. Transfer Taxes 52

SECTION 6.13. Assumption of Stock Options 53

SECTION 6.14. Directors of Parent Post-Effective Time 53

SECTION 6.15. Officers of Parent Post-Effective Time 53

SECTION 6.16. Assumption of Warrants 53

SECTION 6.17. Company Information 54

SECTION 6.18. Parent Information 54

SECTION 6.19. Investment 54

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 7.1. Conditions to Each Party's Obligations to Effect the Merger

SECTION 7.2. Conditions to the Obligations of Parent and Merger Sub 56

SECTION 7.3. Conditions to the Obligations of the Company

ARTICLE VIII
NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS

SECTION 8.1. Non-Survival of Representations, Warranties, etc

ARTICLE IX
TERMINATION; AMENDMENT; WAIVER

SECTION 9.1. Termination by Mutual Agreement 59

SECTION 9.2. Termination by Either Parent or the Company 59

SECTION 9.3. Termination by the Company 60

SECTION 9.4. Termination by Parent 60

SECTION 9.5. Effect of Termination and Abandonment 60

SECTION 9.6. Amendment 61

SECTION 9.7. Extension; Waiver 61

ARTICLE X
MISCELLANEOUS

SECTION 10.1. Disclosure 61

SECTION 10.2. Entire Agreement; Assignment 61

SECTION 10.3. Notices 62

SECTION 10.4. Governing Law 63

SECTION 10.5. Descriptive Headings 63

SECTION 10.6. Parties in Interest 63

SECTION 10.7. Severability 63

SECTION 10.8. Specific Performance 63

SECTION 10.9. Counterparts 63

SECTION 10.10. Interpretation 63

SECTION 10.11. Definitions 64

SECTION 10.12. Tax Covenant

EXHIBITS

Merger Filing Exhibit A

Bylaws Exhibit B

Form of Transmittal Letter Exhibit C

Form of Lock-up Agreement Exhibit D

Form of Investor Representation Statement Exhibit E

FIRPTA Certificates Exhibit F

Form of Gain Recognition Agreement Exhibit G

Form of Tax Indemnification Agreements Exhibits H-1, H-2

Form of Company Officers' Certificate Exhibit H

Form of Parent Officers'Certificate Exhibit I

GLOSSARY OF DEFINED TERMS

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of
October 4, 2006, is among MASTER REPLICAS INC., a Delaware corporation (the
"Company"), CORGI INTERNATIONAL LIMITED, a corporation organized under the laws of Hong Kong ("Parent") and LIGHTSABER ACQUISITION CORP., a
Delaware corporation and a direct wholly owned Subsidiary of Parent
("Merger Sub"). Certain capitalized and non-capitalized terms used herein are defined in Section 10.11 hereof.

RECITALS

WHEREAS, the Boards of Directors of the Company, Parent and Merger Sub each have approved this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, in furtherance thereof it is proposed that the Merger be accomplished by the merger of Merger Sub with and into the Company, with the
Company being the surviving corporation, in accordance with Delaware Law;
and

WHEREAS, pursuant to the Merger and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the
Company shall be converted into the right to receive Parent Capital Stock, as set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, certain holders of Company Capital Stock, have entered into a voting agreement (the "Company
Voting Agreement") pursuant to which such stockholders have agreed to vote all shares of capital stock of the Company held by such stockholders in favor of the approval and adoption of this Agreement and the transactions contemplated hereby in the event of any meeting of the Company's stockholders relating to the adoption and approval of this Agreement and the transactions contemplated hereby; and

WHEREAS, concurrently with the execution of this Agreement, the Company and certain holders of Parent Capital Stock, have entered into a voting agreement
(the "Parent Voting Agreement") pursuant to which such holders have agreed to instruct the Depositary to vote all Parent Ordinary Shares represented by the Parent Capital Stock held by such holders in favor of approval and adoption of this Agreement and the transactions contemplated hereby in the event of any meeting of the holders of Parent Ordinary Shares relating to the adoption and approval of this Agreement and the transactions contemplated hereby; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement as set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

  THE MERGER

    The Merger. At the Effective Time, and upon the
    terms and subject to the conditions of this Agreement, and in accordance with Delaware Law, Merger Sub shall be merged with and into the Company (the
    "Merger"). Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease.

    Closing of the Merger. Unless this Agreement shall
    have been terminated pursuant to the terms and conditions of Article
    Article , the closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties hereto (the
    "Closing Date"), which shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article
    Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Orrick, Herrington & Sutcliffe Sutcliffe
    LLP, 405 Howard Street, San Francisco, California, or at such other time, date or place as agreed to in writing by the parties heret

    Effective Time. Subject
    to the provisions of this Agreement, Parent, Merger Sub and the Company shall cause the Merger to be consummated on the Closing Date by filing a copy of the certificate of merger attached hereto as Exhibit A
    (the "Merger Filing") with the Secretary of State of the State of
    Delaware in such form as required by, and executed in accordance with, the relevant provisions of Delaware Law on the Closing Date, and make all other filings or recordings required by Delaware Law in connection with the
    Merger. The Merger shall become effective upon such filing or at such time thereafter as is provided in the Merger Filing (the "Effective
    Time").

    Effects of the
    Merger. At the Effective Time, the effect of
    the Merger shall be as provided in this Agreement, the Merger Filing and the
    Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the
    Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the
    Surviving Corporation.

    Certificate of Incorporation and
    Bylaws. The form of amended and restated certificate of
    incorporation (the "Certificate of Incorporation") attached to the Merger Filing shall be filed with the Merger Filing and shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law. Effective immediately following the Merger, it is intended the officers of the Surviving Corporation will adopt the form of bylaws attached hereto as Exhibit B as the bylaws (the
    "Bylaws") of the Surviving Corporation until amended in accordance with applicable Law.

    Directors. From
    and after the Effective Time, the board of directors of the Surviving
    Corporation shall consist of Michael Cookson and Jennifer Klatt.

    Officers. It is
    intended that the officers of the Surviving Corporation following the
    Effective Time shall be Michael Cookson (Chief Executive Officer and
    President) and Jennifer Klatt (Chief Financial Officer, Treasurer and
    Secretary), and such Persons shall hold office in accordance with the
    Certificate of Incorporation and Bylaws until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

  CONVERSION OF SECURITIES

    Conversion of Shares; Merger
    Consideration.

      Conversion of Shares. At the Effective Time, by
      virtue of the Merger and without any further action on the part of Parent,
      Merger Sub, the Company or any stockholder of the Company, each share of Company Common Stock and Company Preferred Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the Applicable Fraction (the "Exchange Rate"). For purposes of this Agreement, the "Applicable Fraction" shall be the fraction (i) having a numerator equal to the total number of ADSs included in the Merger Consideration and (ii) having a denominator equal to the sum of (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (B) the aggregate number of shares of Company Common Stock issuable upon conversion of Company
      Preferred Stock outstanding immediately prior to the Effective Time, (C)
      the aggregate number of shares of Company Common Stock underlying
      Outstanding Company Warrants (except for such Outstanding Company Warrants that will expire or terminate unexercised at the Effective Time) and (D)
      the aggregate number of shares of Company Common Stock underlying Company
      Options, including Company Pre-Closing Period Options (in each case, outstanding immediately prior to the Effective Time).

      Cancellation of Shares. At the Effective Time, by virtue of the
      Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of Company
      Capital Stock (including treasury shares) owned by the Company, Merger Sub or Parent (other than shares in trust accounts, managed accounts and the like or shares held in satisfaction of a debt previously contracted)
      automatically shall be cancelled and retired and shall not represent capital stock of the Surviving Corporation, and shall not be exchanged for any portion of the Merger Consideration.

      Unvested Shares. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the
      Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Capital Stock may accordingly be marked with appropriate legends.

      Treatment of Options. At the Effective
      Time all options to purchase shares of Company Common Stock (each, a
      "Company Option") then outstanding, including options issued under the Company Option Plan and Company Pre-Closing Period Options, shall be assumed by Parent as provided in Section 6.13.

      Fractional Shares. No fraction of a share of Parent
      Capital Stock will be issued by operation of Section 2.1(a); in lieu thereof each person to which Parent Capital Stock is to be issued hereunder who would otherwise be entitled to a fraction of a share of
      Parent Capital Stock (after aggregating all fractional shares of Parent
      Capital Stock to be received by such person) shall receive from Parent an amount of cash (rounded up to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the last price at which a sre of
      Parent Capital Stock was traded on its principal market on the Closing
      Date. The fractional share interests of each person shall be aggregated, so that no person shall receive cash in respect of fractional share interests in an amount greater than the value of one full share of Parent
      Capital Stock.

      Certificate Legends. The shares of Parent Capital Stock to be issued pursuant to Section 2.1(a) shall bear the following legend (and any other legends required by state and foreign securities laws) until such time as the Surviving Corporation and the Surviving Corporation's stock transfer agent are reasonably satisfied that such legend is no longer required by applicable law (at which time the Parent shall, and shall cause the Surviving Corporation's transfer agent to, cooperate in the removal of such legends):

      "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR
      INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
      AS AMENDED, OR ANY APPLICABLE STATE SECURITIES OR "BLUE-SKY" LAWS. THESE
      SECURITIES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, ENCUMBERED OR
      OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION
      THEREFROM."

      Payments. Any payments or distributions of Merger Consideration made to holders of Company Common Stock or Company Preferred Stock pursuant to this Agreement shall be subject to applicable information reporting and other similar requirements

      Consideration. For purposes hereof, "Merger Consideration" shall consist of that number of Shares of Parent Capital Stock determined as provided in the next sentence, and shall be subject to adjustment (I) based upon any stock split, combination or similar transaction affecting the Shares of Parent
      Capital Stock between the date hereof and the Effective Time and (II) as provided in the last sentence hereof. The number of Parent Shares of
      Parent Capital Stock constituting the Merger Consideration is equal to:
      (a) (i) the total number of shares of Parent Capital Stock issued and outstanding or issuable as of the Effective Time, including Shares of
      Parent Capital Stock issued or issuable upon conversion of outstanding notes, warrants, stock options, convertible securities, or outstanding rights to receive Shares of Parent Capital Stock or stock appreciation rights (valued at the Effective Time) but excluding (w) any Shares of
      Parent Capital Stock reserved for stock options or other equity compensation not granted at the Effective Time, (x) (xShares of Parent
      Capital Stock issued as payments for expenses as agreed by the parties hereto in accordance with Section with Sectio7.1(c), (y) Shares of Parent
      Capital Stock issued or issuable in or pursuant to the Financing, and (z)
      Shares of Parent Capital Stock issued to the holders of Cards Ltd. capital stock and debt pursuant to the Cards Purchase Agreement (such number, the
      "Parent Fully Diluted Shares") divided by (ii) 0.42, minus (b) the number of Parent Fully Diluted Shares.

      Notwithstanding the foregoing, in the event the conversion or issuance price for Parent Capital Stock issued or issuable pursuant to the
      Financing is less than $1.50 per share (as adjusted for any stock split, combination or similar transaction in the Parent Capital Stock between the date hereof and the Effective Time) (such event a "Financing
      Trigger Event"), then the number of shares of Parent Capital Stock constituting the Merger Consideration as calculated in the preceding sentence shall be adjusted by the following formula:

      MC(1) =MC(0) + ((1.50-FP)/1.50) * MC(0)).

      Where,

      MC(1) is equal to the Merger Consideration as adjusted in the event of a Financing Trigger Event.

      MC(0) is equal to the Merger Consideration, without giving effect to the adjustment for a Financing Trigger Event.

      FP is equal to the actual per share issuance price of Parent Capital
      Stock issued pursuant to the Financing.

      Reference to "FP" and "1.50" in the adjustment formula above shall be appropriately adjusted for any stock split, combination or similar transaction in the Parent Capital Stock between the date hereof and the
      Effective Time.

      For the avoidance of doubt and for illustration, if the Merger
      Consideration calculated without giving effect to a Financing Trigger
      Event was 21,000,000 shares of Parent Capital Stock and the FP was $1.00 per share, then actual Merger Consideration shall equal: MC(1) =
      21,000,000 + (.50/1.50*21,000,000) or 28,000,000 shares of Parent Capital
      Stock.

      Notwithstanding the foregoing, the Company may, at its election waive all or a portion of the adjusted Merger Consideration by providing notice thereof to Parent prior to the Effective Time.

      Treatment of Warrants. The Company shall use its
      commercially reasonable efforts to cancel or have exercised prior to the
      Effective Time all Company Warrants to purchase Series A Preferred Stock, other than Company Warrants held by Ropart Asset Management, LLC which will be assumed by Parent as provided in Section 6.16. Notwithstanding the foregoing, at the Effective Time all Company Warrants outstanding immediately prior to the Effective Time (the "Outstanding Company
      Warrants") shall be assumed by Parent as provided in Section 6.14.

      Treatment of Other Rights. Concurrently with the execution and delivery of this Agreement, the Company shall cause each holder of any other rights to acquire capital stock of the Company, if any, to deliver an executed agreement providing for the termination of such security and a release of the Company.

    Exchange Fund. Prior to
    the Effective Time, Parent shall appoint the Depositary to act as exchange agent hereunder (the "Exchange Agent"). Within ten business days following the Effective Time, Parent shall deposit with the Exchange Agent the number of Parent Ordinary Shares underlying the Merger Consideration, and shall instruct the Exchange Agent to issue a number of ADSs equal to the
    Merger Consideration, to be deposited in a segregated account (the
    "Exchange Fund") with the Exchange Agent, for distribution in accordance with Section 2.

    Exchange
    Procedures.

      Following the Effective Time, the Surviving
      Corporation shall use commercially reasonable efforts to cause the
      Exchange Agent to mail, within ten Business Days after the Effective Time, to each record holder of Company Common Stock and Company Preferred Stock a letter of transmittal and instructions, in the form attached hereto as
      Exhibit C (the "Letter of Transmittal"), for use (i)
      ), for use (i) in surrendering the certificates, if any
      (th"Certificates") representing such securities and (ii) nting such securities and (ii) in receiving the portion of the Merger Consideration to which such holder shall be entitled pursuant to this Agreement. Each
      Letter of Transmittal shall specify that delivery of a hold's Certificates shall be effective, and risk of loss and title to such Certificates shall pass, only upon delivery of such Certificates to the Exchange Agent.

      After the Effective Time, each holder of one or more outstanding
      Certificates (if any), upon surrender of such Certificates to the Exchange
      Agent and upon each such holder's completion, execution and delivery to the Exchange Agent of such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive from Parent (or from the Exchange Agent on Parent's behalf) in exchange therefore (and Parent shall deliver, or cause to be so delivered), as soon as reasonably practicable thereafter, the portion of the Merger Consideration into which such holder's Company Capital Stock shall have been converted as a result of the Merger. A holder's Certificates shall be deemed for all purposes to evidence such holder's portion of the Merger Consideration into which the securities represented by such Certificates shall have been converted by the Merger pursuant to this Article le . In the event of a transfer of ownership of securities of the Company which is not registered in the transfer records of the Company, the Merger Consideration to which such holder is entitled pursuant to this Article II may be delivered with respect to such securities to the transferee thereof in accordance with this Agreement if the Certificates representing such securities are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

    No Further Ownership Rights
    in Company Securities. All Parent Capital Stock (and cash, in the case of the payment of fractional shares pursuant to Section
    Sectio2.1(e)) paid upon conversion of the Company Capital Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such securities.

    Termination of Exchange
    Fund. The Exchange Agent shall not be required to hold any portion of the Exchange Fund that remains undistributed on the 12 month anniversary of the Effective Time in a segregated account, and any holder of
    Company Capital Stock that has not theretofore complied with this Article
    II shall thereafter look only to the Surviving Corporation and Parent to instruct the Exchange Agent to issue to such holder the portion of the
    Merger Consideration with respect to such securities to which such holder is entitled pursuant to this Article II.

    No Liability.
    None of Parent, Merger Sub, the Company, the Surviving Corporation or the
    Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered, in good faith, to a public official pursuant to any applicable abandoned property, escheat or similar Law.

    Lost
    Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange
    Agent shall deliver in exchange for such lost, stolen or destroyed
    Certificate the Merger Consideration with respect to the securities formerly represented by such Certificate pursuant to this Agreement.

    Tax
    Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code and a transaction that is not subject to Section 367(a)(1) of the
    Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections ion1.368-2(g) and
    1.368-3(a) of the United States Treasury Regulations.

    Stock Transfer
    Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Company Capital Stock thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the
    Merger Consideration with respect to the Company Capital Stock formerly represented thereby.

    Appraisal Rights.
    Notwithstanding anything in this Agreement to the contrary, shares of
    Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of Company Capital Stock who did not vote in favor of or consent in writing to the Merger, and who have demanded appraisal for such shares in accordance with Delaware Law or
    California Law shall not be converted into a right to receive all or any portion of the Merger Consideration pursuant to Section 2.1, but each holder thereof shall only be entitled to such rights as are provided by Delaware
    Law or California Law, unless such holder fails to perfect, withdraws or otherwise loses its right to appraisal. If, after the Effective Time, any such holder fails to perfect, withdraws or loses its right to appraisal, such shares of Company Capital Stock shall be treated as if they had been converted as of the Effective Time into a right to receive a portion of the
    Merger Consideration pursuant to Section ration pursuant to Sectio2.1. The
    Company shall give Parent prompt notice of any demands received by the
    Company for the appraisal of shares of Company Capital Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands. The Company shall comply with its obligations pursuant to Section The Company shall comply with its obligations pursuant to Section 1301(aof the California Law within ten calendar days following the date the Requisite Company Vote is obtained.

  REPRESENTATIONS AND WARRANTIES OF
  THE COMPANY

  The Company has delivered to Parent on or before the date of this Agreement disclosure schedules arranged in sections corresponding to the sections contained in this Article III (the "Company Disclosure
  Schedule"). Notwithstanding the foregoing or anything to the contrary in this Agreement, the disclosures in each section of the Company Disclosure
  Schedule are exceptions and qualifications to the representations and warranties set forth in the corresponding section of this Article III and in each other section of this Article III to the extent that such disclosure is reasonably apparent on its face as being an exception and qualification to the representations and warranties in such other section;
  provided, further however that the inclusion of any entry on the
  Company Disclosure Schedule shall not constitute an admission by, or agreement of, the Company that such matter is material to the Company. The Company represents and warrants to Parent as follows:

    Organization and Qualification;
    Subsidiaries.

      The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

      Section 3.1(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of the Company. Each
      Company Subsidiary is duly organized, validly existing and in good standing in the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted.

      Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

      The Company has heretofore made available to Parent accurate and complete copies of the certificate of incorporation and bylaws (or other similar organizational and governing documents), as currently in effect, of the Company and each Company Subsidiary.

    Capitalization of the Company.

      All authorized, issued and outstanding Company Securities are, on the date hereof, as set forth on Section 3.2(a) of the Company
      Disclosure Schedule. All of the issued and outstanding Company Securities have been validly issued, and are duly authorized, fully paid, non-assessable and were issued free of preemptive rights (or pursuant to a valid waiver of such rights).

      A true and complete list of record holders of the issued and outstanding Company Securities as of the date hereof is set forth in
      Section 3.2(b) of the Company Disclosure Schedule.

      As of the date hereof, 15,500,000 shares of Company Common Stock are reserved for issuance and 15,182,871 shares of Company Common Stock are issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Options issued pursuant to the Company Option Plan and
      2,175,885 shares of Company Common Stock, 169,945 shares of Company Series shares of Company Series A Preferred Stock an1,325,000 shares of Company
      Series shares of Company Series B Preferred Stock are reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Warrants. Shares of Company Series A
      Preferred Stock and CompanSeries B Preferred Stock are convertible into shares of Company Common Stock at a conversion rate of 1:1. Section
      Section 3.2( of the Company Disclosure Schedule sets forth, for each outstanding Common Stock Option, true and complete information regarding the current exercise price, the date of grant, the number of shares of
      Company Common Stock underlying such Company Option and the name of the holder of such Company Option, and sets forth, for each Company Warrant, true and complete information regarding the current exercise price, the number and type of shares underlying such Company Warrant and the name of the holder of such Company Warrant.

      As of the date hereof, except as described
      above, there are no outstanding (i) As of the date hereof, except as described above, there are no outstanding (i) shares of capital stock or voting securities or equitsecurities of the Company; (ii) securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or equity securities of the Company; (iii) options or other rights to acquire from the Company, and no obligationof the Company to issue, any capital stock, voting securities or equity securities or securities convertible into or exchangeable for capital stock, voting securities or equity securities of the Company; or (iv) equity equivalents, interests in the ownership or earnings of the Company or other similar rights (including phantom stock or stock appreciation rights) (collectively, "Company
      Securities").

      Except as set forth on Section 3.2(e) of the Company Disclosure
      Schedule, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities, and no
      Company Securities are subject to a right of repurchase in favor of the
      Company.

      Except as set forth on Section 3.2(f) of the Company Disclosure
      Schedule, there are no shareholder agreements, voting trusts or other agreements to which the Company is a party or to which any such Person is bound relating to the voting of any Company Securities or, to the knowledge of the Company, to which any other Person is a party or by which it is bound related to any Company Securities or the voting thereof.

      All outstanding Company Securities have been issued in compliance with applicable federal and state securities laws.

    Authority Relative to this Agreement; Consents
    and Approvals.

      Subject to the Company Requisite Vote, the Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other corporate proceedings on the part of the Company are necessary to authorize this
      Agreement or to consummate the transactions, including the Merger, contemplated hereby (other than, in respect of the Merger and this
      Agreement, the Company Requisite Vote). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the
      Company in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors' rights generally and by general equitable principles which may limit the right to obtain equitable remedies
      (regardless of whether such enforceability is considered in a proceeding in equity or Law).

      The Board of Directors of the Company (the
      "Company Board") has duly and validly approved and authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the transactions, including the Merger, contemplated hereby. The Company Board has (i) s (i) determined that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby is in the best interests of the Company and its stockholders, (ii) as of the
      Effective Time, recommended that the stockholderof the Company approve this Agreement and (iii) f the Company approve this Agreement and (iii)
      directed that this Agreement be submitted to the stockholders of the
      Company for their approval. The affirmative vote of the holders of a (w)
      at least a majority of the Company Common Stock and Preferred Sck, voting together as a single class, (x) k, voting together as a single class, (x)
      at least 66-2/3% of the Company Series B Preferred Stock, voting separately as a single class, (y) at least a majority of the Company
      Common Stock, voting separately as a single class, and (z) at least a majoritof the Company Series A Preferred Stock, voting separately as a single class, in each case as of the record date (together, the
      "Company Requisite Vote"), are the only votes of the holders of any class or series of Company Securities necessary to adopt this Agreement and approve the transactions contemplated hereby, including the
      Merger.

    Financial Statements.

      The audited consolidated balance sheets as of December The audited consolidated balance sheets as of December 31, 2005 and December 31, 2004 and the related audited considated statements of income and cash flows for each of the years ended December 31, 2005 and December 31, 2004 and the unaudited interim consolidated balance sheet as of June 30, 2006 (the
      "Company Balance Sheet") and the related unaudited annual
      and interim consolidated statements of income and cash flows and stockholders' equity for such periods of the Company and its Subsidiaries
      (collectively, the "Company Financial Statements"), in each case fairly present in conformity with United States generally accepted accounting principles applied on a consistent basis ("GAAP")
      (except as may be indicated in the notes thereto), the consolidated financial position of the Company as of the dates thereof and its results of operations and cash flows for the periods then ended (except that any unaudited interim financial statements do not contain footnotes and are subject to normal, year-end adjustments that, individual or in the aggregate, are not material). The Company has, prior to the date of this
      Agreement, delivered or made available to Parent a true and complete copy of the Financial Statements. Neither the Company nor its Subsidiaries have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of
      Regulation S-K of the Securities Act.

      Neither the Company, nor to the Company's knowledge,
      the Company's independent auditors or any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud relating to the preparation of the Company Financial
      Statements or the Company's internal controls, whether or not material, that involves Company's management or other current or former employees, consultants or directors of the Company who have or had a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. Neither the Company nor, to the Company's knowledge, any director, officer, employee, auditor, accountant or representative of the
      Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company Financial
      Statements. No attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents.

    No Undisclosed
    Liabilities. There are no liabilities or obligations of the
    Company and its Subsidiaries whatsoever (whether matured or unmatured, known or unknown, fixed or contingent or otherwise), except (a) those liabilities or obligations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (b) ns which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (b) to the extent expressly reflected on or reserved against in, or otherwise disclosed in the notes to, the Company Balance Set, (c) liabilities or obligations incurred in the ordinary course of business under the contracts to which the Company is a party, (d) liabilities or obligations arising in the ordinary course of business after the date of the Company Balance Sheet consistent (in amount and kind) with past practice (none of which is a material liability or material obligation arising from any breach of contract, breach of warranty, tort, infringement claim, violation of Law or any suit, claim, action or proceeding) or (e) ent (in amount and kind) with past practice (none of which is a material liability or material obligation arising from any breach of contract, breach of warranty, tort, infringement claim, violation of Law or any suit, claim, action or proceeding) or (eliabilities or obligations incurred in connection with or pursuant to Section Section 5.

    Absence of
    Changes. Since June 30, 2006, the Company has conducted its and its Subsidiaries' business in the ordinary course and there has not been:

      any declaration, setting aside or payment of any dividend or other distribution in respect of any Company Securities;

      any repurchase, redemption or other acquisition by the Company of
      Company Securities;

      any amendment of any term of any outstanding security of the Company that would materially increase the obligations of the Company under such security;

      (i) (i) any incurrence or assumption by the Company or its
      Subsidiaries of any indebtedness for borrowed money (or any renewals, replacements, or extensions, in any case whether or t there is an increase the aggregate commitments thereunder) except (A) in the ordinary course of business or (B) in connection with (x) t there is an increase the aggregate commitments thereunder) except (A) in the ordinary course of business or (B) in connection with (x) any acquisition or capital expenditure permitted bSection 5.1 after the date hereof or (y) or
      (y) the transactions contempted hereby, or (ii) ted hereby, or (ii) any guarantee, endorsement, or other incurrence or assumption of liability
      (whether directly, contingently or otherwise) by the Company or its
      Subsidiaries for the obligations of any other Person, other than in the ordinary course ofusiness;

      any creation or assumption by the Company or its Subsidiaries of any material Lien on any material asset of the Company other than Permitted
      Liens or those material Liens created or assumed in the ordinary course of business;

      any loan, advance or capital contribution to or investment in any
      Person by the Company or its Subsidiaries other than (i) apital contribution to or investment in any Person by the Company or its
      Subsidiaries other than (i) any acquisition after the date of this
      Agreement that is permitted bSection 5.1, or (ii) , or (ii) loans or advances to employees of the Company and its Subsidiaes (and who are not executive officers of the Company) made in the ordinary course of business;

      any (i) any (i) grant of any material severance or termination pay to any director, officer or employee of the Company or its Subsidiaries; (ii)
      entering into of any terial employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee of the Company or its
      Subsidiaries; (iii) terial employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee of the Company or its
      Subsidiaries; (iii) material increase in benefits payable under a existing severance or termination pay policies or employment agreements; or (iv)
      existing severance or termination pay policies or employment agreements;
      or (iv) material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company or its Subsidiaries other than, in the case of clause v) only, increases prior to the date hereof in compensation, bonus or other benefits payable to employees of the Company and its Subsidiaries in the ordinary course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts and consistent with past practice;

      any entering into of any contract with an officer, director, employee, agent or other similar representative of the Company or its Subsidiaries that (i) any entering into of any contract with an officer, director, employee, agent or other similar representative of the Company or its
      Subsidiaries that (i) is not terminable, wiout penalty or other liability, upon 60 calendar days' or less notice or (ii) or less notice or (ii)
      involves payments in excess of $50,000

      any settlement or compromise of any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy requiring a payment in excess of $100,000; or

      any change or making of any Tax election, change of any annual Tax accounting period, adoption or change to any method of Tax accounting, filing of any amended Tax Return, entering of any closing agreement, settling any Tax claim or assessment, surrendering any right to claim a
      Tax refund, or consenting to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

    Consents and Approvals. Except for filings,
    permits, authorizations, consents and approvals as may be required under the
    Securities Act of 1933, as amended (the "Securities Act"), state securities or blue sky Laws, the securities Laws of any foreign country and
    Delaware Law, no filing with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency or authority (a "Governmental
    Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger or any other of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings or give such notice does not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the
    Company.

    No
    Default. Neither Company nor any of its Subsidiaries is in
    violation of any term of (a) . Neither Company nor any of its Subsidiaries is in violation of any term of (a) its certificate of incorporatn or bylaws
    (or any similar organizational or governing documents), (b) n or bylaws (or any similar organizational or governing documents), (b) any Company Material
    Contract, or (c) any Law applicable to the Company, its Subsidiaries, or any of their assets or properties, the consequence of which violation (i) does have or uld be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) ld be reasonably expected to have, individually or in the aggregate, a Material Adverse
    Effect on the Company or (ii) does or would prevent or materially delay the performance of this Agreement by the Company. The execution, delivery and performance ofhis Agreement and the consummation of the transactions contemplated hereby will not (A) result in any violation of, or conflict with, constitute a default under, require any consent, waiver or notice under the term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (I) any benefit or the creation or acceleration of any right or obligation under, (I) the certificate of incorporation or bylaws of the Company and its Subsidiaries,
    (II) any Company Material Contract, or (III) any Law applicable to the
    Company, its Subsidiies or its assets or properties or (B) result in the creation of (or impose any obligation on the Company or its Subsidiaries to create) any Lien (other than Permitted Liens) upon any of the assets or properties of the Company, other than events under clauses (A)(II), (A)(III)
    and (B) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

    Property.

      The Company and its Subsidiaries have good and marketable title to, or valid licenses in, all of the properties and assets used in or necessary for the conduct of its and its Subsidiaries' respective businesses as presently conducted and as proposed by the Company on the date hereof to be conducted, in each case free and clear of all Liens, other than
      Permitted Liens. Such properties and assets are in good operating condition and repair (normal wear and tear excepted), are suitable for the uses for which they are used and are not subject to any condition which interferes in any material respects with the economic value or use thereof. Neither the Company nor its Subsidiaries own any real property.

      The Company has heretofore made available to
      Parent true, correct and complete copies of all leases, subleases and other agreements (the "Real Property Leases") under which the
      Company or any of its Subsidiaries is a party or pursuant to which the
      Company or its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property. To the knowledge of the
      Company, no termination event or condition or uncured default of a material nature exists under any Real Property Lease. To the knowledge of the Company, no party to any such Real Property Lease has given written notice to the Company or its Subsidiaries of, or made a claim in writing against the Company or its Subsidiaries in respect of, any material breach or default under any such Real Property Lease.

      The consummation of the Merger or the other transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect in any material respect, any ownership, license or other rights of the Company in any of the material properties or assets used in or necessary for the conduct of the Company's business as presently conducted and as proposed by the Company on the date hereof to be conducted.

    Litigation.
    There is no suit, claim, action, proceeding or investigation pending or threatened in writing (or to the Company's knowledge otherwise threatened)
    against the Company, its Subsidiaries or any of their respective assets or properties before any Governmental Entity which (a) has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse
    Effect on the Company or (b) questions the validity of this Agreement, the
    Merger or any other action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or would otherwise prevent or materially delay the consummation of the Merger or other transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, except for those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse
    Effect on the Company.

    Permits. The Company and its Subsidiaries hold all
    permits, licenses, variances, exemptions, orders, and approvals of all
    Governmental Entities necessary for the lawful conduct of the respective businesses (the "Company Permits"), except where the failure to hold such permits, licenses, variances, exemptions, orders, or approvals does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has
    complied in all material respects with, and is in material compliance with, all applicable material Laws and Company Permits. To the Company's knowledge, no investigation or review by any Governmental Entity in respect of the Company or its Subsidiaries is pending or threatened, and neither
    Company nor any of its Subsidiaries has received written, or to the
    Company's knowledge, other notice from any Governmental Entity of its intention to conduct any such investigation or review.

    Employee
    Plans.

      The Company has provided correct and complete
      copies of or access by Parent to all documents governing (i) The Company has provided correct and complete copies of or access by Parent to all documents governing (i) eac"employee welfare benefit plan," as defined in
      Section 3(1) of the Employee Retirement Income Security Act of 1974, as
      amended ("ERISA"), including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan or dental plan; (ii) ), including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan or dental plan;
      (ii) eac"employee pension benefit plan," as defined in Section 3(2) of
      ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retirement plan or arrangement, qualified defined contribution or defined benefit arrangement; and (iii) f ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retirement plan or arrangement, qualified defined contribution or defined benefit arrangement; and (iii) each other terial benefit plan, policy, program, arrangement or agreement, whether or not subject to ERISA, including, but not limited to, any material fringe benefit plan or program, personnel policy, bonus or incentive plan, stock option, restricted stock, stock bonus, holiday pay, vacation pay, sick pay, bonus program, service award, moving expense, reimbursement program, deferred bonus plan, salary reduction agreement, change-of-control agreement, employment agreement or consulting agreement, which in all cases, is sponsored or maintained by the Company or its Subsidiaries for the benefit of its employees (collectively, the "Company Benefit
      Plans"). The Company does not intend nor has it committed to establish or enter into any new Company Benefit Plan, or to modify any
      Company Benefit Plan (except to conform such to any applicable legal requirements as previously disclosed to Parent in writing or as required by this Agreement).

      The Company has provided correct and complete copies of or access by the Parent to (i) access by the Parent to (ithe three most recent annual reports (Form Series 5500 and all attachments thereto), if any, required under ERISA or the Code in connection with each Company Benefit Plan; (ii)
      ithe most recent summary plan description together with the summaries of material modifications thereto, if any, for each Company Benefit Plan;
      (iii) iiiall material written Contracts relating to each Company Benefit
      Plan, including administrative service agreements and group insurance contracts; (iv) all written materials provided to any Company employee relating to any Company Benefit Plan and any proposed Company Benefit
      Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules; (v) all correspondence to or from any
      Governmental Body relating to any Company Benefit Plan; (vi) iall COBRA forms and related notices; (vii) A forms and related notices; (viiall insurance policies pertaining to fiduciary liability insurance for each
      Company Benefit Plan; (viii) viiiall discrimination tests required under the Code for each Company Benefit Plan intended to be qualified under
      Section 401(a) of the Code for the three most recent plan years; and (xi)
      ithe most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a)
      of the Code.

      Neither the Company, nor any entity treated as a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code maintains or is required to contribute to any employee benefit plan (i) ired to contribute to any employee benefit plan (i) which is "multiemployer plan"
      as defined in Sections 3(37) of ERISA, (ii) as defined in Sections 3(37)
      of ERISA, (ii) which is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii)n which stock of the Company is or was held as a plan asset, or (iv) which provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part n which stock of the Company is or was held as a plan asset, or (iv) which provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of
      Subtitle B of Title I of ERISA or Section 4980B of the Co or under a similar state law).

      The Company has performed all obligations required to be performed by it under each Company Benefit Plan (including, but not limited to, making all contributions and other required payments) and is not and has not been in default or violation of the terms of any Company Benefit Plan. The
      Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable Laws except where the failure to so comply would not have, individually or in the aggregate, a Material Adverse Effect on the Company. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections
      406 and 407 of ERISA, and not otherwise exempt under Section 409 of ERISA, has occurred with respect to any Company Benefit Plan.

      There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the knowledge of the Company, threatened, anticipated or expected to be asserted with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to the
      Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof, which would have, individually or in the aggregate, a
      Material Adverse Effect on the Company.

      Except as set forth on Section 3.12(f) of the Company
      Disclosure Schedule, no Company Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this
      Agreement (whether alone or in connection with any subsequent event(s)),
      (a) could result in (i) t or the transactions contemplated by this
      Agreement (whether alone or in connection with any subsequent event(s)),
      (a) could result in (i) the payment to any employee of the Company of any money or other property, (ii) the provision of any benefits or her rights to any employee of the Company or (iii) er rights to any employee of the
      Company or (iii) the increase, acceleration or provision of any payment, benefits or other rights to any employee of the Company, or (b) could give rise to the payment of any amount or receipt of any other rights or benets that would not be deductible pursuant to the terms of Code section 280G or limitations on deductibility under Code section 162(m).

    Employees and Consultants.

      Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement and, to the Company's knowledge, no employees of the Company or its Subsidiaries are represented by any labor organization or works council. Within the preceding three (3) years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the
      Company's knowledge, threatened to be brought or filed with the National
      Labor Relations Board or any other labor relations tribunal or authority.
      Within the preceding three (3) years, to the Company's knowledge, there have been no organizing activities involving the Company or its
      Subsidiaries in respect of any group of employees of the Company or its
      Subsidiaries.

      There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving the Company or its
      Subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to the Company's knowledge, threatened by or on behalf of any employee or group of employees of the Company or its
      Subsidiaries, which, if individually or collectively resolved against the
      Company would have a Material Adverse Effect on the Company.

      There has been no "mass layoff" or
      "plant closing" as defined by the Worker Adjustment and Retraining
      Notification Act, as amended, or the Delaware Worker Adjustment and
      Retraining Notification Act in respect of the Company or its
      Subsidiaries.

      To the knowledge or the Company, no officer or key employee of the
      Company or its Subsidiaries is currently working or plans to work for an enterprise that is in direct or indirect competition with the Company or any of its Subsidiaries, whether or not such officer or key employee is or will be compensated by such enterprise. The Company is not aware that any officer, key employee or key consultant, or that any group of employees or consultants, intends to terminate, or reduce the level of, their employment with the Company or its Subsidiaries; nor does the Company or its Subsidiaries have a present intention to terminate any of the foregoing. The employment of each officer, employee and consultant of the
      Company or its Subsidiaries is terminable at the will of the Company or its Subsidiaries, subject to any law or regulation generally applicable to all employees.

      Neither the Company nor any of its Subsidiaries has extended credit to any of their respective executive officers in a manner that would constitute a violation of The Sarbanes-Oxley Act of 2002.

      To the Company's knowledge, no officer or director of the Company or any of its Subsidiaries is, or has been subject to, any of the events described in Item 401(f) of Regulation S-K promulgated by the SEC.

    Tax Matters.

      The Company and its Subsidiaries have timely filed all Tax Returns required to be filed by the Company and its Subsidiaries. All such Tax
      Returns are complete and correct in all material respects. The Company and its Subsidiaries have paid all material Taxes due and owing by the Company and its Subsidiaries (whether or not shown as being due on any Tax
      Returns). The Company has previously made available to Parent copies of
      (i) iaries have paid all material Taxes due and owing by the Company and its Subsidiaries (whether or not shown as being due on any Tax Returns).
      The Company has previously made available to Parent copies of (i) all federal, state, local and foreign incomand franchise Tax Returns filed by the Company and its Subsidiaries for its taxable years ended in 2003, 2004 and 2005 and (ii) nd franchise Tax Returns filed by the Company and its
      Subsidiaries for its taxable years ended in 2003, 2004 and 2005 and (ii)
      any audit reports issued by any taxing authority within the last three (3)
      years relating to Taxes due from the Company and itSubsidiaries and any closing agreements entered into with any taxing authority by the Company or its Subsidiaries.

      No material deficiencies for any Taxes have been proposed, asserted, or assessed in writing against the Company or its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company.

      No liens for Taxes exist in respect of any assets or properties of the
      Company or its Subsidiaries, except for statutory liens for Taxes not yet due.

      Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing agreement.

      No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any
      Taxes or Tax Returns of the Company or its Subsidiaries and neither the
      Company nor any of its Subsidiaries has received a written notice of any pending audit or proceeding.

      Neither the Company nor any of its Subsidiaries has agreed, or is it required, to make any adjustment under Section 481(a) of the Code for any taxable year ending after the Closing.

      Neither the Company nor any of its Subsidiaries has been a member of an affiliated group (within the meaning of Section 1504 of the Code) or a consolidated, combined or unitary group (under state or local law).

      The Company and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and is not liable for any Taxes for failure to comply with such laws, rules and regulations.

      There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax
      Returns of the Company or its Subsidiaries.

      The sale of Company Capital Stock pursuant to the Merger will not result in any payments to be made pursuant to this Agreement to be nondeductible (in whole or in part) pursuant to Section 280G or 162(m) of the Code and the Company is not a party to any agreement or understanding that could require it to pay any amount that would not be deductible under either such section.

      The Company has not filed with respect to any item a disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local Tax statutes.

      No property of the Company or any of its Subsidiaries is "Tax exempt use property" within the meaning of Section 168(h) of the Code.

      Neither the Company nor any of its Subsidiaries is a party to any
      "listed transaction" within the meaning of Treasury Regulations Section
      1.6011-4(b)(2).

      During the two-year period ending on the date hereof, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

      Neither the Company nor any of its Subsidiaries has been a United
      States real property holding corporation within the meaning of section
      897(c)(2) of the Code during the applicable period specified in section
      897(c)(1)(A)(ii) of the Code.

    Company Material Contracts.

      Section 3.15 of the Company Disclosure
      Schedule sets forth a list of all written contracts (or written summaries of the terms of any oral contracts) to which the Company and its
      Subsidiaries is a party, or to which any of their respective properties or assets may be subject, except (a) any contract that (i) Company and its
      Subsidiaries is a party, or to which any of their respective properties or assets may be subject, except (a) any contract that (i) does not require payment by any party thereto of more than $100,000 and (ii) is terminable by the Companor its Subsidiary upon ninety (90) days' notice or less without the payment of any material penalty or material termination fee,
      (b) notice or less without the payment of any material penalty or material termination fee, (b) any contract entered into, after the date hereof and prior to Closing, with Parent or any Affiliate thereof in connectionith any transaction contemplated by this Agreement, (c) th any transaction contemplated by this Agreement, (c) any contract entered into after the date of this Agreement in accordance witSection 5.1, and (d) , and
      (d) purchase orders for goods and services entered into in the ordinary course of business (collectively"Company Material Contracts"). As used in this Section 3.15, the word "contract" means and includes every written or oral agreement of any kind by which the Company or any of its Subsidiaries is bound or by which any of the assets or properties of the Company or any of its Subsidiaries is bound.

      Each of the Company Material Contracts constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, and is in full force and effect except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors' rights generally and by general equitable principles which may limit the right to obtain equitable remedies
      (regardless of whether such enforceability is considered in a proceeding in equity or law). There is no material default under any Company Material
      Contract by the Company or its Subsidiaries, or to the Company's
      knowledge, by any other party thereto.

      No party to any Company Material Contract has given written notice to the Company of or made a written claim (or, to the Company's knowledge, an oral notice or claim) against the Company in respect of any breach or default thereunder.

      Notwithstanding the foregoing, the Company Material Contracts shall include: (i) Notwithstanding the foregoing, the Company Material Contracts shall include: (i) any contract for the acquisition, sale, licensing or lease of any material properties or assets of the Company; (iiany employment, severance or other contract with any officer or employee of, or consultant to, the Company; (iii) any employment, severance or other contract with any officer or employee of, or consultant to, the Company;
      (iii) any contract involving an amount in excess of $100,000 relating to the borrowing, lending or investing of money, a line of credit, a leasi transaction of the type required to be capitalized in accordance with GAAP or the mortgaging, pledging or otherwise placing of a Lien on any properties or assets of the Company; (iv) transaction of the type required to be capitalized in accordance with GAAP or the mortgaging, pledging or otherwise placing of a Lien on any properties or assets of the Company;
      (iv) any contract involving an amount in excess of $100,000 for capital expditures; (v) itures; (v) any contract for brok's fees, finder's fees or any such similar fees; (vi) s fees or any such similar fees; (vi) any contract involving an amount in excess of $100,000 with respect to any form of intellectual property, including any Company IP or intellectual property licensesbut excluding "shrink-wrap" software licenses); (vii)
      software licenses); (vii) any contract which restricts the Company from engaging in any business anywhere in the world, or from competing with other Persons in any territories or businesses anywhere in the wld; (viii)
      ld; (viii) any contract granting a right of first refusal or first negotiation with respect to any assets or line of business of the Company;
      (viii) any contract with any Governmental Entity; or (ix) any strategic alliance, licensing, partnership or joi venture contract involving an amount in excess of $100,000.

      The Company has made available to Parent true, correct and complete copies of all of the written Company Material Contracts.

    Insurance. Section 3.16 of the Company
    Disclosure Schedule sets forth a true and complete list of insurance policies maintained by the Company and its Subsidiaries.

    Intellectual
    Property.

      The patents, registered trademarks, registered
      service marks, and registered copyrights that are owned by the Company are listed in Section 3.17 of the Company Disclosure Schedule, along with any pending applications filed by or on behalf of the Company for any patents, trademark, service mark or copyright registrations (collectively, the "Company IP"). No Company IP is the subject of or otherwise involved in any suit and no third party has notified the Company in writing or, to the knowledge of the Company, otherwise, that any such suit involving any such Company IP is threatened, and the Company does not have knowledge of a basis for such proceeding or litigation. Except for confidentiality, proprietary information and inventions assignment agreements with its own employees and consultants, substantially in the form provided to Parent, and standard end-user license agreements, there are no outstanding options, licenses or agreements of any kind to which the Company is a party or by which it is bound relating to any of the
      Company IP. None of the Company's Intellectual Property Rights are subject to any lien, encumbrance or claim of another person. Neither the Company nor any of its Subsidiaries is bound by or a party to any options, licenses or agreements of any kind with respect to the patent rights, trademarks, service marks, trade names, trade secrets, or other proprietary rights and processes of any other Person. The Company IP is not subject to any outstanding order, judgment or decree restricting its use or adversely affecting the Company's or its Subsidiaries' rights thereto, and has been used with all patent, trademark, copyright, confidential, proprietary, and other applicable notices and legends prescribed by Law or otherwise permitted.

      To the knowledge of the Company: (i) To the
      knowledge of the Company: (i) the Compa's business as currently conducted does not infringe or misappropriate, and has not infringed or misappropriated, any valid patent, trademark, service mark, copyright, or trade secret, except where such infringement or misappropriation would not have a Material Adverse Effect on the Company; and (ii) e, and has not
      infringed or misappropriated, any valid patent, trademark, service mark, copyright, or trade secret, except where such infringement or misappropriation would not have a Material Adverse Effect on the Company;
      and (ii) except as is set foh in standard or "shrink-wrap" software licenses, the Company is not obligated to make any payments by way of royalties or license fees to any owner or licensor of any patent, trademark, service mark, copyright, or trade secret, with respect to the use thereof or in connection with the conduct of the Company's business.
      Neither the Company nor any of its Subsidiaries has granted any exclusive intellectual property licenses, nor any intellectual property licenses outside the ordinary course of business. There are no suits, actions, reissues, reexaminations, public protests, interferences, arbitrations, mediations, oppositions, cancellations, Internet domain name dispute resolutions or other proceedings (collectively, "Suits") pending, decided, threatened or asserted concerning any claim or position that the
      Company, or any of its licensees, has violated any Intellectual Property
      Rights. Further, no third party has made any assertion or provided any notice of infringement with respect to the Company's business.

      To the knowledge of the Company, none of the Company, its Subsidiaries or any of their respective employees, is party to any agreement that would prevent or impair the Company's or its Subsidiaries' use of any know-how, invention, design, process, or technical data required for the development, manufacture, operation or sale of any products or services currently proposed to be developed or sold by either the Company or any of its Subsidiaries.

      None of (i) None of (i) the executioor delivery of this Agreement,
      (ii) or delivery of this Agreement, (ii) the consummation of the Merger,
      (iii) the carrying on of the Compa's business by any consultants or employees of the Company or its Subsidiaries, or (iv) s business by any consultants or employees of the Company or its Subsidiaries, or (iv) the conduct of the Compa's business as proposed, will, to the Company's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such consultant or employee is now obligated.
      The Company does not believe it is or will be necessary to use any inventions of any of its consultants or employees (or persons it currently intends to hire) made prior to or outside the scope of their employment by or service to the Company or any of its Subsidiary unless such invention has been assigned to the Company or its Subsidiaries.

      To the Company's knowledge, the intellectual property rights owned by the Company and its Subsidiaries have not been infringed or misappropriated by any other Person.

      Neither the execution or delivery of this Agreement, nor the carrying on of the Company's business by the Surviving Corporation, nor the conduct of the Company's business as proposed, will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Company Intellectual Property Contract.

      The Company has timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Company IP. All documentation necessary to confirm and effect the Company's ownership of the Company IP, if acquired from other
      Persons, has been recorded in the United States Patent and Trademark
      Office, the United States Copyright Office and other official offices.

      The Company has taken reasonable measures to
      protect the secrecy, confidentiality and value of all trade secrets used in the Business (collectively, "Business Trade Secrets"),
      including, but not limited to, entering into appropriate confidentiality agreements with all officers, directors, employees, and other Persons with access to the Business Trade Secrets. To the Company's knowledge, no unauthorized disclosure of any Business Trade Secrets has been made.

      To the knowledge of the Company, there are no
      Suits or claims pending, decided, threatened or asserted concerning any contract to which the Company or any of its Subsidiaries is a party, or by which any of its assets or properties are bound, with respect to any
      Intellectual Property Rights of the Company (each, a "Company
      Intellectual Property Contract"), including any Suit concerning a claim or position that the Company, its Subsidiaries or another party thereto has breached in any material respect any Company Intellectual
      Property Contract or that any Company Intellectual Property Contract is invalid or unenforceable. The Company and its Subsidiaries are in compliance, in all material respects, with, and had conducted the business so as to comply with, all material terms of all Company Intellectual
      Property Contracts. There exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a breach or default by the Company or another Person under any Company
      Intellectual Property Contract, which would have Material Adverse Effect on the Company. No party to any Company Intellectual Property Contract has given the Company notice of its intention to cancel, terminate or fail to renew any Company Intellectual Property Contract.

    Customers and
    Suppliers. As of the date hereof, no customer which individually accounted for more than ten percent (10%) of the Company's gross revenues during the twelve (12) month period ending December 2005, or the first six months of 2006, and no material supplier of the Company, has canceled or otherwise terminated, or made any written threat to the Company to cancel or otherwise terminate, its relationship with the Company.

    Brokers/Bankers
    Fees. Other than the fees, costs and expenses of WR Hambrecht
    & Co., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company.

    Environmental
    Matters. The operations of the Company and its Subsidiaries are in material compliance with applicable Environmental Laws. The Company and its Subsidiaries (i) . The operations of the Company and its Subsidiaries are in material compliance with applicable Environmental Laws. The Company and its Subsidiaries (i) have obtained and are in material compliance witall material permits or authorizations that are required under Environmental
    Laws to operate its facilities, assets and business and has not caused a
    Release at any of its leased properties which requires a remedial action under applicable Environmental Laws. No Environmental Claims have been asserted against the Company or its Subsidiaries nor does the Company have knowledge or notice of any threatened or pending Environmental Claim against the Company or its Subsidiaries. To the Company's knowledge, no
    Environmental Claims have been asserted against any facilities that may have received Hazardous Materials generated by the Company or its Subsidiaries.
    The Company has made available to Parent true and complete copies of all environmental reports, studies, investigations or correspondence in its possession regarding any known Environmental Liabilities of the Company or its Subsidiaries.

    Conflicts of
    Interest. None of the Company, its Subsidiaries or, to the
    knowledge of the Company, any officer or director acting on behalf of the
    Company or its Subsidiaries has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any
    Governmental Entity or other Person who was, is, or may be in a position to help or hinder the business of the Company (or assist in connection with any actual or proposed transaction) that (a) n) that (a) might subject the
    Company or its Subsidiaries to any damage or penalty in any Proceeding, (b)
    if not given in the past, would have resulted or could reasonably be expected to have a Material Adverse Effect on the Company or (c) if not contind in the future, could reasonably be expected to have a Material
    Adverse Effect on the Company. No officer, director or employee of the
    Company (i) in the future, could reasonably be expected to have a Material
    Adverse Effect on the Company. No officer, director or employee of the
    Company (i) has any material interest in any material asset used in the businesses of the Company or any of its Subsiaries, (ii) ries, (ii) has any direct or indirect financial interest in any Company Material Contract, transaction or business dealing with the Company or (iii) is indebted to the
    Compan

    State Takeover
    Statutes. No state takeover statute or similar statute or
    regulation applies or purports to apply to the Merger, this Agreement or the transactions contemplated by this Agreement.

    No Other Representations
    and Warranties. Except for the representations and warranties contained in this Article Article I (as modified by the Company
    Disclosure Schedule in accordance with this Article III), neither the
    Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its
    Affiliates, officers, directors, employees, agents or representatives.
    Except for the representations and warranties contained in Article
    Article I hereof (as modified by the Company Disclosure Schedule in accordance with this Article III), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). The disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.

  REPRESENTATIONS AND WARRANTIES
  OF PARENT AND
  MERGER SUB

  Parent and Merger Sub have delivered to the Company on or before the date of this Agreement disclosure schedules arranged in sections corresponding to the sections contained in this Article Parent and Merger Sub have delivered to the Company on or before the date of this Agreement disclosure schedules arranged in sections corresponding to the sections contained in this Article
  IV (th"Parent Disclosure Schedule"). Notwithstanding the foregoing or anything to the contrary in this Agreement, the disclosures in each section of the
  Parent Disclosure Schedule are exceptions and qualifications to the representations and warranties set forth in the corresponding section of this
  Article IV and in each other section of this Article IV to the extent that such disclosure is reasonably apparent on its face as being an exception and qualification to the representations and warranties in such other section; provided, further however that the inclusion of any entry on the Parent Disclosure Schedule shall not constitute an admission by, or agreement of, Parent and Merger Sub that such matter is material to, Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company as follows:

    Organization and Qualification;
    Subsidiaries.

      Parent and Merger Sub are corporations duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of their respective incorporation and have all requisite power and authority to own, lease and operate their properties and to carry on its businesses as now conducted.

      Merger Sub does not have any Subsidiaries. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true, correct and complete list of Parent's Subsidiaries. Each Parent Subsidiary is duly organized, validly existing and in good standing in the jurisdiction of its formation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

      Parent, Merger Sub and Parent's Subsidiaries are duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by them or the nature of the business conducted by them makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on
      Parent.

      Parent has heretofore made available to the Company accurate and complete copies of the articles of incorporation and bylaws (or other similar organizational and governing documents), as currently in effect, of Parent, Merger Sub and each Parent Subsidiary.

    Capitalization of Parent and Merger Sub

      All authorized, issued and outstanding Parent Securities are, on the date hereof, as set forth on Section 4.2(a) of the Parent
      Disclosure Schedule. The aggregate principal balance as of the date hereof with respect to Parent's outstanding convertible notes are as set forth on
      Section 4.2(a) of the Parent Disclosure Schedule. All of the issued and outstanding Parent Securities have been validly issued, and are duly authorized, fully paid, non-assessable and were issued free of preemptive rights (or pursuant to a valid waiver of such rights).

      The Depositary is the sole record holder of Parent Ordinary Shares as of the date of this Agreement. All Parent Ordinary Shares represented by
      ADSs.

      As of the date hereof, 1,199,981 ADSs are reserved for issuance and
      1,199,981 ADSs are issuable upon or otherwise deliverable in connection with the exercise of outstanding Parent Stock Options issued pursuant to the Parent Option Plans. All Parent Warrants outstanding prior to the
      Effective Time shall not be exercisable prior to, and shall cease to be exercisable at, the Effective Time, and shall not be exercisable at any time following the Effective Time. Section Section 4.2( of the
      Parent Disclosure Schedule sets forth true and complete information regarding the current exercise price, the date of grant, and the number of
      Parent Stock Options granted for each holder of Parent Stock Options.

      As of the date hereof, except as described
      above, there are no outstanding (i) here are no outstanding (i) shares of capital stock or voting securities or equity securities of Parent; (ii)
      securities of Parent convertible into or exchangeable for shares of capital stock or voting securities or equity securities of Parent; (iii)
      opons or other rights to acquire from Parent, and no obligations of Parent to issue, any capital stock, voting securities or equity securities or securities convertible into or exchangeable for capital stock, voting securities or equity securities of Parent; or (iv) or (iv) equity equivalents, interests in the ownership or earnings of Parent or other similar rights (including phantom stock or stock appreciation rights)
      (collectively"Parent Securities").

      Except as set forth on Section 4.2(e) of the Parent Disclosure
      Schedule, there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities and no Parent Securities are subject to a right of repurchase in favor of Parent.

      Except as set forth on Section 4.2(f) of the Parent Disclosure
      Schedule, there are no shareholder agreements, voting trusts or other agreements to which the Parent is a party or to which any such Person is bound relating to the voting of any Parent Securities or, to the knowledge of the Parent, to which any other Person is a party or by which it is bound related to any Parent Securities or the voting thereof.

      All outstanding Parent Securities have been issued in compliance with applicable federal and state securities laws.

    Authority Relative to this Agreement; Consents
    and Approvals.

      Subject to the Parent Requisite Vote, Parent and Merger Sub have all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions, including the Merger, contemplated hereby (other than, in respect of the Merger and this Agreement, the
      Parent Requisite Vote). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes a valid, legal and binding agreement of Parent and Merger Sub, enforceable against Parent and
      Merger Sub in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors' rights generally and by general equitable principles which may limit the right to obtain equitable remedies
      (regardless of whether such enforceability is considered in a proceeding in equity or Law).

      The Board of Directors of the Parent (the
      "Parent Board") has duly and validly approved and authorized the execution and delivery of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all actions required to be taken by the Parent Board for the consummation of the transactions, including the Merger, contemplated hereby. The Parent Board has (i)
      emplated hereby. The Parent Board has (i) determined that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby is in the best interests of Parent and its shareholders, (ii) as of the Effective Time, commended that the shareholders of Parent approve this Agreement (the "Parent Board
      Recommendation") and (iii) ) and (iii) directed that this Agreement be submitted to the shareholders of Parent for their approval. The affirmativeote of the holders of a majority of Parent Ordinary Shares present at a meeting, voting together as a single class (together, the
      "Parent Requisite Vote"), is the only approval of the holders of
      Parent Securities necessary to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

    Financial Statements.

      The audited consolidated balance sheets as of March The audited consolidated balance sheets as of March 31, 2006 and March 31, 2005 and the related audited consolidated statements of come and cash flows for each of the years ended March 31, 2006 and March 31, 2005, the audited consolidated balance sheets as of March come and cash flows for each of the years ended March 31, 2006 and March 31, 2005, the audited consolidated balance sheets as of March 31, 2006 and the related audited consolidated statements of income and cash flows for the year ended March
      31, 2006 anthe unaudited interim consolidated balance sheet as of June 30,
      2006 (the "Parent Balance Sheet") and the related unaudited interim consolidated statements of income and cash flows for such period, of Parent, Merger Sub and their respective Subsidiaries (collectively, the
      "Parent Financial Statements"), in each case fairly present in conformity with United States GAAP applied on a consistent basis
      (except as may be indicated in the notes thereto), the consolidated financial position of Parent, Merger Sub and their respective Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except that any unaudited interim financial statements do not contain footnotes and are subject to normal, year-end adjustments). Parent has, prior to the date of this Agreement, delivered or made available to the Company a true and complete copy of the
      Financial Statements. None of Parent, Merger Sub or their respective
      Subsidiaries has any off-balance sheet arrangements as defined in Item
      303(a)(4)(ii) of Regulation S-K of the Securities Act.

      Neither Parent, nor to Parent's knowledge, Parent's independent auditors or any current or former employee, consultant or director of
      Parent, has identified or been made aware of any fraud relating to the preparation of the Parent Financial Statements or the Parent's internal controls, whether or not material, that involves Parent's management or other current or former employees, consultants directors of Parent who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent, or any claim or allegation regarding any of the foregoing. Neither Parent nor, to Parent's knowledge, any director, officer, employee, auditor, accountant or representative of
      Parent has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls or any material inaccuracy in the Parent Financial Statements. No attorney representing Parent, whether or not employed by Parent, has reported to the Parent Board or any committee thereof or to any director or officer of Parent evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents.

      All accounts, books, ledgers, financial and other necessary records of whatever kind of Parent and its Subsidiaries contain true and accurate records of all matters required to be entered in them by the Companies
      Ordinance (or its PRC equivalent) or the Partnership Ordinance (Chapter 38 of the Laws of Hong Kong) (as the case may be) and other applicable laws and regulations and no notice or allegation that any of the same is incorrect or misleading or should be rectified has been received.

    No Undisclosed
    Liabilities. There are no liabilities or obligations of Parent or its Subsidiaries whatsoever (whether matured or unmatured, known or unknown, fixed or contingent or otherwise), except (a) those liabilities or obligations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (b) sonably be expected to have, individually or in the aggregate, a Material Adverse
    Effect on Parent, (b) to the extent expressly reflected on or reserved against in, or otherwise disclosed in the notes to, the Parent Balance
    Sheet, (c) liabilities or oblations incurred in the ordinary course of business under the contracts to which Parent or any of its Subsidiaries is a party, (d) liabilities or obligations arising in the ordinary course of business after the date of the Parent Balance Sheet consistent (in amount and kind) with past practice (none of which is a material liability or material obligation arising from any breach of contract, breach of warranty, tort, infringement claim, violation of Law or any suit, claim, action or proceeding) or (e) amount and kind) with past practice (none of which is a material liability or material obligation arising from any breach of contract, breach of warranty, tort, infringement claim, violation of Law or any suit, claim, action or proceeding) or (e) liabities or obligations incurred in connection with or pursuant to Section Section 5.

    Absence of
    Changes. Since June 30, 2006, Parent has conducted its and its
    Subsidiaries business in the ordinary course and there has not been:

      any declaration, setting aside or payment of any dividend or other distribution in respect of any Parent Securities;

      any repurchase, redemption or other acquisition by Parent of Parent
      Securities;

      any amendment of any term of any outstanding security of Parent that would materially increase the obligations of Parent under such security;

      (i) (i) any incurrence or assumption Parent or its Subsidiaries of any indebtedness for borrowed money (or any renewals, replacements, or extensions, in any case whether or not there is an increase the aggregate commitments thereunder) except (A) in the ordinary course of business or
      (B) in connection with (x) regate commitments thereunder) except (A) in the ordinary course of business or (B) in connection with (x) any acquisition or capital expenditure permitted bSection 5.2 after the date hereof or (y) or (y) the transactions contemplated hereby, or (ii)
      any guartee, endorsement, or other incurrence or assumption of liability
      (whether directly, contingently or otherwise) by Parent or its
      Subsidiaries for the obligations of any other Person, other than in the ordinary course of business;

      any creation or assumption by Parent or its Subsidiaries of any material Lien on any material asset of Parent or its Subsidiaries other than Permitted Liens or those material Liens created or assumed in the ordinary course of business;

      any loan, advance or capital contribution to or investment in any
      Person by Parent or its Subsidiaries other than (i) investment in any
      Person by Parent or its Subsidiaries other than (i) any acquisition after the date of this Agreement that is permitted bSection 5.2 after the date hereof or (ii) (ii) loans or advances to employees of Parent or its
      Subsidiaries (and who a not executive officers of Parent or its
      Subsidiaries) made in the ordinary course of business.

      any (i) any (i) grant of any material severance or termination pay to any director, officer or employee of Parent or its Subsidiaries; (ii)
      entering into of any materl employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee of Parent or its
      Subsidiaries; (iii) l employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee of Parent or its Subsidiaries; (iii)
      material increase in benefits payable under any existinseverance or termination pay policies or employment agreements; or (iv) everance or termination pay policies or employment agreements; or (iv) material increase in compensation, bonus or other benefits payable to directors, officers or employees of Parent or its Subsidiaries other than, in the case of clause (iv) only, incrses prior to the date hereof in compensation, bonus or other benefits payable to employees of Parent or its Subsidiaries in the ordinary course of business consistent with past practice or merit increases in salaries of employees at regularly scheduled times in customary amounts and consistent with past practice;

      any entering into of any contract with an officer, director, employee, agent or other similar representative of Parent or its Subsidiaries that
      (i) any entering into of any contract with an officer, director, employee, agent or other similar representative of Parent or its Subsidiaries that
      (i) is not terminable, without penalty or other liabity, upon 60 calendar days' or less notice or (ii) or less notice or (ii) involves payments in excess of $50,000

      any settlement or compromise of any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy requiring a payment in excess of $100,000; or

      any change or making of any Tax election, change of any annual Tax accounting period, adoption or change to any method of Tax accounting, filing of any amended Tax Return, entering of any closing agreement, settling any Tax claim or assessment, surrendering any right to claim a
      Tax refund, or consenting to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

    Consents and
    Approvals. Except for filings, permits, authorizations, consents and approvals as may be required under the Securities Act, state securities or blue sky Laws, the securities Laws of any foreign country and Delaware
    Law, no filing with or notice to, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by
    Parent and Merger Sub of the Merger or any other of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents, or approvals or to make such filings or give such notice does not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

    No Default.
    Neither Parent nor any of its Subsidiaries in violation of any term of (a)
    violation of any term of (a) its articles of incorporation or bylaws (or other similar organizational or governing documents), (b) any Parent
    Material Contract or (c) any Law applicable to Parent or its Subsidiaries, or any of their respective assets orroperties, the consequence of which violation (i) operties, the consequence of which violation (i) does have or would be reasonably expected to have, individually or in the aggregate, a
    Material Adverse Effect on Parent or (ii) does or would prevent or materially delay the performance of this Agreementy Parent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (A) result in any violation of, or conflict with, constitute a default under, require any consent, waiver or notice under the term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (I) der the term of, or result in the reduction or loss of any benefit or the creation or acceleration of any right or obligation under, (I) the articles of incorporation or bylaws (or other similar organizational or governing documents) of Parent or its Suidiaries, (II) diaries, (II) any Parent
    Material Contract or (III) any Law applicable to Pare or its Subsidiaries, or their respective assets or properties or (B) or its Subsidiaries, or their respective assets or properties or (B) result in the creation of (or impose any obligation on Parent or its Subsidiaries to create) any Lien (oer than Permitted Liens) upon any of the assets or properties of Parent or its
    Subsidiaries, other than events under clauses er than Permitted Liens) upon any of the assets or properties of Parent or its Subsidiaries, other than events under clauses (A)(II), (A)(III) and (B) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Efct on Parent.

    Property.

      Parent and its Subsidiaries have good and marketable title to, or valid licenses in, all of the properties and assets used in or necessary for the conduct of its and its Subsidiaries' respective businesses as presently conducted and as proposed by Parent on the date hereof to be conducted, in each case free and clear of all Liens, other than Permitted
      Liens. Such properties and assets are in good operating condition and repair (normal wear and tear excepted), are suitable for the uses for which they are used and are not subject to any condition which interferes in any material respects with the economic value or use thereof.

      Parent has heretofore made available to the Company true, correct and complete copies of all Real Property Leases under which the Parent or any of its Subsidiaries is a party or pursuant to which the Party or its
      Subsidiaries uses or occupies or has a right to use or occupy now or in the future, any real property. To the knowledge of Parent, no termination event or condition or uncured default of a material nature exists under any Real Property Lease. To the knowledge of the Company, no party to any such Real Property Lease has given written, or to the knowledge of Parent other, notice to Parent or its Subsidiaries of, or made a claim in writing against Parent or its Subsidiaries in respect of, any breach or default under any such Real Property Lease.

      The consummation of the Merger or the other transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect in any material respect, any material ownership, license or other rights of Parent or its Subsidiaries in any of the material properties or assets used in or necessary for the conduct of Parent's or its
      Subsidiaries' business as presently conducted and as proposed by Parent or its Subsidiaries on the date hereof to be conducted.

      To the best of the Parent's knowledge and belief, there are no hazardous materials located on or under the property in Xincheng
      Industrial Area, Hengli Town, Dongguan, China, under Land Use Certificates
      No. 664/1994, 665/1994, 666/1994 and 49/1993 or under the property, to the extent not the same property as the foregoing property, under the industrial complex located at Dong Hua Road, Xincheng Industrial Estate,
      Hengli Town, Dongguan, Guangdong Province, PRC (together, the
      "Property"). To the best of the Parent's knowledge and belief, there are and have never been any underground storage tanks on the
      Property. To the best of the Parent's knowledge and belief, there is no past or ongoing release of hazardous materials into the environment on, from or within the Property. Whether any materials are hazardous under this paragraph shall be determined by the laws applicable on the Closing
      Date.

      Parent would be entitled to the proceeds of any sale of the factory and industrial complex located on the Property (and together with the
      Property, the "Factory") free from any Liens and has a good and marketable title to the Factory free from all questions or doubts and has exclusive occupation of the same. The information
      disclosed to the Company as to the tenure of the Factory is true, complete and accurate in all respects. All construction, development and other regulatory approvals, permits and licenses which may be necessary for the development of the Property have been obtained by Parent or its Subsidiaries and are in full force and effect and will remain in full force and effect. All requisite planning and building approvals required for any government, local or public authority with respect to the Factory have been obtained and are in full force and effect. The Factory is in compliance with all the requirements of the Dongguan Public Security Bureau regarding safety.
      The zoning classification of Factory is appropriate to permit the development and operation of the Factory. The Factory is in compliance with all the requirements of the Dongguan Administration of the City
      Planning.

    Litigation. There is no suit, claim, action,
    proceeding or investigation pending or threatened in writing (or to Parent's knowledge otherwise threatened) against Parent or any of its Subsidiaries or any of their respective assets or properties before any Governmental Entity which (a) has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) questions the validity of this Agreement, the Merger or any other action to be taken by
    Parent or its Subsidiaries in connection with the consummation of the transactions contemplated hereby or would otherwise prevent or materially delay the consummation of the Merger or other transactions contemplated by this Agreement. Neither the Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree, except for those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

    Permits. Parent or its Subsidiaries hold all
    permits, licenses, variances, exemptions, orders, and approvals of all
    Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except where the failure to hold such permits, licenses, variances, exemptions, orders, or approvals does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent and its Subsidiaries
    have complied in all material respects with, and are in material compliance with, all applicable material Laws and Parent Permits. To Parent's knowledge, no investigation or review by any Governmental Entity in respect of Parent or its Subsidiaries is pending or threatened, and none of Parent or its Subsidiaries has received written, or to Parent's knowledge, other notice from any Governmental Entity of its intention to conduct any such investigation or review.

    Employee Plans.

      Parent has provided correct and complete copies
      of or access by the Company to all documents governing (i) (i)
      eac"employee welfare benefit plan," as defined in Section 3(1) of ERISA including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan or dental plan; (ii) (ii)
      eac"employee pension benefit plan," as defined in Section as defined in
      Section 3(2) of ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retiremt plan or arrangement, qualified defined contribution or defined benefit arrangement; and (iii) t plan or arrangement, qualified defined contribution or defined benefit arrangement; and (iii) each other material benefit plan, policy, program, arrangement or agreement, whether or not subject to ERISA, including, but not limited to, any material frie benefit plan or program, personnel policy, bonus or incentive plan, stock option, restricted stock, stock bonus, holiday pay, vacation pay, sick pay, bonus program, service award, moving expense, reimbursement program, deferred bonus plan, salary reduction agreement, change-of-control agreement, employment agreement or consulting agreement, which in all cases, is sponsored or maintained by Parent or its Subsidiaries for the benefit of their employees (collectively, the "Parent Benefit
      Plans"). Parent does not intend nor has it committed to establish or enter into any new Parent Benefit Plan, or to modify any Parent Benefit
      Plan (except to conform such to any applicable legal requirements as previously disclosed to Parent in writing or as required by this
      Agreement).

      Parent has provided correct and complete copies of or access by the
      Company to (i) Parent has provided correct and complete copies of or access by the Company to (ithe three most recent annual reports (Form
      Series 5500 and all attachments thereto), if any, required under ERISA or the Code in connection with each Parent Benefit Plan; (ii) ithe most recent summary plan description together with the summaries of material modifications thereto, if any, for each Parent Benefit Plan; (iii) iiiall material written Contracts relating to each Parent Benefit Plan, including administrative service agreements and group insurance contracts; (iv)
      ivall written materials provided to any Parent employee relating to any
      Parent Benefit Plan and any proposed Parent Benefit Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules; (v)
      vall correspondence to or from any Governmental Body relating to any
      Parent Benefit Plan; (vi) iall COBRA forms and related notices; (vii) A forms and related notices; (viiall insurance policies pertaining to fiduciary liability insurance for each Parent Benefit Plan; (viii) viiiall discrimination tests required under the Code for each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; and (xi) ithe most recent IRS determination or opinion letter issued with respect to each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code.

      Neither Parent, nor any entity treated as a single employer with
      Parent or its Subsidiaries under Sections 414(b), (c), (m) or (o) of the
      Code maintains or is required to contribute to any employee benefit plan
      (i) nt or its Subsidiaries under Sections 414(b), (c), (m) or (o) of the
      Code maintains or is required to contribute to any employee benefit plan
      (i) which is "multiemployer plan" as defined in Sections 3(37) of ERISA,
      (ii) as defined in Sections 3(37) of ERISA, (ii) whichs subject to the funding requirements of Section 412 of the Code or Title s subject to the funding requirements of Section 412 of the Code or Title IV of ERISA,
      (iii) in which stock of Parent is or was held as a plan asset, or (iv)
      which provides for post-retirement medical, life insurance or other welfare-type benefits (othethan as required by Part han as required by
      Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or
      under a similar state law

      Parent has performed all obligations required to be performed by it under each Parent Benefit Plan (including, but not limited to, making all contributions and other required payments) and is not and has not been in default or violation of the terms of any Parent Benefit Plan. The Parent
      Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable Laws except where the failure to so comply would not have, individually or in the aggregate, a Material Adverse Effect on Parent. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA,
      and not otherwise exempt under Section 409 of ERISA, has occurred with respect to any Parent Benefit Plan.

      There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the knowledge of Parent, threatened, anticipated or expected to be asserted with respect to any Benefit Plan or any related trust or other funding medium thereunder or with respect to Parent or its
      Subsidiaries as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof, which would have, individually or in the aggregate, a Material Adverse Effect on Parent.

      Except as set forth on Section 4.12(f) of the Parent Disclosure
      Schedule, no Parent Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement
      (whether alone or in connection with any subsequent event(s)), (a) could result in (i) efit Plan exists that, as a result of the execution of this
      Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), (a) could result in
      (i) the payment to any employee of Parent or its bsidiaries of any money or other property, (ii) sidiaries of any money or other property, (ii) the provision of any benefits or other rights to any employee of Parent or its
      Subsidiaries or (iii) the increase, acceleration or provision of any payment, benefits or other rights to any employee of Parenor its
      Subsidiaries or (b) could give rise to the payment of any amount or receipt of any other rights or benefits that would not be deductible pursuant to the terms of Code section 280G or limitations on deductibility under Code section 162(m).

      Parent and each of its Hong Kong and Chinese Subsidiaries does not maintain or contribute to any Pension Scheme save and except for (a) the mandatory provident fund scheme set up and maintained in compliance with the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of
      Hong Kong) and (b) the social insurances set up and maintained by the PRC
      Company in compliance with applicable PRC laws and regulations. In relation to each Pension Scheme which has been disclosed: (i) . In relation to each Pension Scheme which has been disclosed: (ithere are no contributions to the Pension Scheme which are due but unpaid; (ii) (iino payment has been made out of the Pension Scheme in contravention of the provisions thereof or applicable laws and regulations; (iii) (iiithe
      Pension Scheme is sufficiently funded on an on-going basis using the assumptions used in the last actuarial valuation to secure at least the benefits accrued to Completion (other than those which are insured); and
      (iv) er than those which are insured); and (iv) the Pension Scheme has been set up and administered in compliance with all applicable laws and regulaons. No claim has been threatened or made or litigation, arbitration or other proceedings commenced against Parent or its Subsidiaries, the trustee or administrator of any Pension Scheme or any other person whom the Parent or its Subsidiaries may be liable to indemnify or compensate in respect of any matter arising out of or in connection with any Pension
      Scheme. There are no factors or circumstances which might give rise to any such claim or litigation, arbitration or other proceedings. There are no unresolved disputes under any Pension Scheme's internal dispute resolution or similar procedures.

    Employees and Consultants.

      None of Parent or its Subsidiaries is a party to any labor or collective bargaining agreement and, to Parent's knowledge, no employees of Parent or its Subsidiaries are represented by any labor organization or works council. Within the preceding three (3) years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to Parent's knowledge, threatened to be brought or filed with the National Labor Relations Board or any other labor relations or any similar tribunal or authority. Within the preceding three (3) years, to Parent's knowledge, there have been no organizing activities involving the Company or its Subsidiaries in respect of any group of employees of Parent or its Subsidiaries.

      There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes pending or threatened in writing against or involving Parent or its
      Subsidiaries. There are no unfair labor practice charges, grievances or complaints pending or, to Parent's knowledge, threatened by or on behalf of any employee or group of employees of Parent or its Subsidiaries which, if individually or collectively resolved against Parent or its
      Subsidiaries would have a Material Adverse Effect on Parent.

      There has been no "mass layoff" or
      "plant closing" as defined by the Worker Adjustment and Retraining
      Notification Act, as amended, or the Delaware Worker Adjustment and
      Retraining Notification Act (or similar events under similar provisions of laws applicable to Parent and its Subsidiaries) in respect of Parent or its Subsidiaries.

      To the knowledge of Parent, no officer or key employee of Parent or its Subsidiaries is currently working or, plans to work for an enterprise that is in direct or indirect competition with the Company or any of its
      Subsidiaries, whether or not such officer or key employee is or will be compensated by such enterprise. Parent is not aware that any officer, key employee or key consultant, or that any group of employees or consultants, intends to terminate, or reduce the level of, their employment with Parent or its Subsidiaries; nor does Parent or any of its Subsidiaries have a present intention to terminate any of the foregoing. The employment of each officer, employee and consultant of Parent or its Subsidiaries is terminable at the will of Parent or its Subsidiaries.

      None of Parent or its Subsidiaries has extended credit to any of its respective executive officers in a manner that would constitute a violation of the Sarbanes-Oxley Act of 2002.

      To Parent's knowledge, no officer or director of Parent or its
      Subsidiaries is, or has been subject to, any of the events described in
      Item 401(f) of Regulation S-K promulgated by the SEC.

    Tax Matters.

      Parent and its Subsidiaries have each timely filed all Tax Returns required to be filed by them. All such Tax Returns are complete and correct in all material respects. Parent and its Subsidiaries have paid all material Taxes due and owing by Parent or its Subsidiaries (whether or not shown as being due on any Tax Returns). Parent has previously made available to the Company copies of (i) has previously made available to the Company copies of (i) all federal, state, local and foreign income and franchise Tax Returns filed by Parent or its Subsidiaries for their taxable years ended in 2003, 2004 and 2005 and (ii) any audit reports issuedy any taxing authority within the last three (3) years relating to
      Taxes due from Parent or its Subsidiaries and any closing agreements entered into with any taxing authority by Parent or its Subsidiaries.

      No material deficiencies for any Taxes have been proposed, asserted, or assessed in writing against Parent or its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of Parent or its Subsidiaries.

      No liens for Taxes exist in respect of any assets or properties of
      Parent or its Subsidiaries, except for statutory liens for Taxes not yet due.

      None of Parent or its Subsidiaries is a party to or bound by any Tax sharing agreement.

      No federal, state, local, or foreign audits or other administrative proceedings or court proceedings are presently pending in respect of any
      Taxes or Tax Returns of Parent or its Subsidiaries and none of Parent or its Subsidiaries has received a written notice of any pending audit or proceeding.

      None of Parent or its Subsidiaries has agreed, nor are any of them required, to make any adjustment under Section 481(a) of the Code for any taxable year ending after the Closing.

      Parent or its Subsidiaries have never been a member of an affiliated group (within the meaning of Section 1504 of the Code) or a consolidated, combined or unitary group (under state or local law).

      Parent or its Subsidiaries have complied in all material with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and is not liable for any Taxes for failure to comply with such laws, rules and regulations.

      There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax
      Returns of none of Parent or its Subsidiaries.

      Parent or its Subsidiaries have not filed with respect to any item a disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local Tax statutes.

      No property of Parent or its Subsidiaries is "Tax exempt use property"
      within the meaning of Section 168(h) of the Code.

      None of Parent or its Subsidiaries is a party to any "listed transaction" within the meaning of Treasury Regulations Section
      1.6011-4(b)(2).

      During the two-year period ending on the date hereof, none of Parent or its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the
      Code.

      Parent's Chinese Subsidiary is a taxable person duly registered for the purposes of VAT in PRC and Parent and its Subsidiaries have complied with all applicable statutory provisions, rules, regulations, orders and directions in respect of VAT, have promptly submitted accurate returns and maintained full and accurate VAT records and has never been subject to any interest, forfeiture, surcharge or penalty in connection therewith. VAT has been duly paid or adequate provision or reserve has been properly made in the Accounts for all amounts of VAT for which Parent or its
      Subsidiaries is liable.

      Parent and its Subsidiaries have not disposed of or acquired any assets or agreed to give any consideration or enter into any contract, agreement, commitment, understanding, transaction or arrangement with each other than at arm's length.

      All stampable or similar documents wherever executed (other than those which have ceased to have any legal force or effect) to which Parent or its Subsidiaries is a party have been duly stamped or stamped with a particular stamp denoting that no stamp or similar duty is chargeable and since the Balance Sheet Date, there have been no factors or circumstances or transactions to which Parent or its Subsidiaries is or has been a party such that a liability to stamp or similar duty or any penalty in respect of such duty might arise on Parent or its Subsidiaries.

    Parent Material Contracts.

      Section 4.15 of the Parent Disclosure
      Schedule sets forth a list of all written contracts (or written summaries of the terms of any oral contracts) to which Parent is a party, or to which any of their respective properties or assets may be subject, except
      (a) any contract that (i) ummaries of the terms of any oral contracts) to which Parent is a party, or to which any of their respective properties or assets may be subject, except (a) any contract that (i) does not require payment by any party thereto of more than $100,000 and (iiis terminable by
      Parent or its Subsidiaries upon ninety (90) days' notice or less without the payment of any material penalty or material termination fee, (b) any contract entered into, after the date hereof and prior to Closing, with
      Parent, its Subsidiaries or any Affiliate of any of the foregoing in connection with any transaction contemplated by this Agreement, (c) any contract entered into after the date of this Agreement in accordance with
      Section Section 5 and (d) and (d) purchase orders for goods and services eered into in the ordinary course of business (collectively,
      "Parent Material Contracts"). As used in this Section 4.15, the word "contract" means and includes every written or oral agreement of any kind by which Parent or its Subsidiaries is bound or by which any of the assets or properties of Parent or any of its Subsidiaries is bound.

      Each of the Parent Material Contracts constitutes the valid and legally binding obligation of Parent or its Subsidiaries, enforceable in accordance with its terms, and is in full force and effect except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, affecting the enforceability of creditors' rights generally and by general equitable principles which may limit the right to obtain equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or law). There is no material default under any Parent Material Contract by Parent or its Subsidiaries or, to
      the Parent's knowledge, by any other party thereto.

      No party to any Parent Material Contract has given written notice to
      Parent or its Subsidiaries of or made a written claim (or, to Parent's knowledge, an oral notice or claim) against Parent or its in respect of any breach or default thereunder.

      Notwithstanding the foregoing, the Parent Material Contracts shall include: (i) Notwithstanding the foregoing, the Parent Material Contracts shall include: (i) any contract for the acquisition, sale, licensing or leasof any material properties or assets of Parent or its Subsidiaries;
      (ii) of any material properties or assets of Parent or its Subsidiaries;
      (ii) any employment, severance or other contract with any officer or employee of, or consultant to, Parent or its Subsidiaries; (iii) any contract involving an amount in excess of $100,0 relating to the borrowing, lending or investing of money, a line of credit, a leasing transaction of the type required to be capitalized in accordance with GAAP or the mortgaging, pledging or otherwise placing of a Lien on any properties or assets of Parent, Merger Sub or their respective
      Subsidiaries; (iv) any contract involving an amount in excess of $100,000 for capital expenditures; (v) any contract for broker's fees, finder's fees or any such similar fees; (vi) s fees or any such similar fees; (vi)
      any contract involving an amount in eess of $100,000 with respect to any form of intellectual property, including any Parent IP or intellectual property licenses (but excluding "shrink-wrap" software licenses); (vii)
      software licenses); (vii) any contract which restricts Parent, Merger Sub or theirespective Subsidiaries from engaging in any business anywhere in the world, or from competing with other Persons in any territories or businesses anywhere in the world; (viii) respective Subsidiaries from engaging in any business anywhere in the world, or from competing with other Persons in any territories or businesses anywhere in the world;
      (viii) any contract granting a right of first refusal or first negotiation with resct to any assets or line of business of the Company; (viii) t to any assets or line of business of the Company; (viii) any contract with any Governmental Entity; or (ix) any strategic alliance, licensing, partnership or joint venture contract involving an amount in excess of
      $100,00

      Parent has made available to the Company, including by referring the
      Company to the SEC's EDGAR database located at www.sec.gov, true, correct and complete copies of all of the written Parent Material Contracts.

    Insurance. Section 4.16 of the Parent
    Disclosure Schedule sets forth a true and complete list of insurance policies maintained by Parent, Merger Sub or their respective
    Subsidiaries.

    Intellectual
    Property.

      The patents, registered trademarks, registered
      service marks, and registered copyrights that are owned by Parent or its
      Subsidiaries are listed in Section 4.17 of the Parent Disclosure
      Schedule, along with any pending applications filed by or on behalf of
      Parent or its Subsidiaries for any patents, trademark, service mark or copyright registrations (collectively, the "Parent IP"). No Parent
      IP is the subject of or otherwise involved in any suit and no third party has notified Parent or its Subsidiaries in writing or, to the knowledge of
      Parent, otherwise, that any such suit involving any such Parent IP is threatened, and Parent does not have knowledge of a basis for such proceeding or litigation. Except for confidentiality, proprietary information and inventions assignment agreements with its own employees and consultants, substantially in the form provided to the Company, and standard end-user license agreements, there are no outstanding options, licenses or agreements of any kind to which Parent or its Subsidiaries is a party or by which it is bound relating to any of the Parent IP. None of the Intellectual Property Rights of Parent are subject to any lien, encumbrance or claim of another person. Parent or its Subsidiaries is not bound by or a party to any options, licenses or agreements of any kind with respect to the patent rights, trademarks, service marks, trade names, trade secrets, or other proprietary rights and processes of any other
      Person. The Parent IP is not subject to any outstanding order, judgment or decree restricting its use or adversely affecting the Parent or its
      Subsidiaries' rights thereto, and has been used with all patent, trademark, copyright, confidential, proprietary, and other applicable notices and legends prescribed by Law or otherwise permitted.

      To the knowledge of Parent: (i) To the knowledge of Parent: (i) Pare's or its Subsidiaries' business as currently conducted does not infringe or misappropriate, and has not infringed or misappropriated, any valid patent, trademark, service mark, copyright, or trade secret, except where such infringement or misappropriation would not have a Material Adverse
      Effect on Parent; and (ii) uld not have a Material Adverse Effect on
      Parent; and (ii) except as is set forth in standard o"shrink-wrap"
      software licenses, Parent or its Subsidiaries are not obligated to make any payments by way of royalties or license fees to any owner or licensor of any patent, trademark, service mark, copyright, or trade secret, with respect to the use thereof or in connection with the conduct of the
      Parent's or its Subsidiaries' business. Parent or its Subsidiaries have not granted any exclusive intellectual property licenses, nor any intellectual property licenses outside the ordinary course of business.
      There are no Suits pending, decided, threatened or asserted concerning any claim or position that the Company, or any of its licensees, has violated any Intellectual Property Rights. Further, no third party has made any assertion or provided any notice of infringement with respect to the
      Company's business.

      To the knowledge of Parent, none of Parent or its Subsidiaries nor their respective employees is party to any agreement that would prevent or impair Parent's or its Subsidiaries' use of any know-how, invention, design, process, or technical data required for the development, manufacture, operation or sale of any products or services currently proposed to be developed or sold by either Parent or its Subsidiaries.

      None of (i) None of (i) the execution or delivery of this Agreement,
      (ii) the consummation of the Merger, (iii) the carrying on of Pare's or its Subsidiaries' business by any consultants or employees of Parent or its Subsidiaries, or (iv) employees of Parent or its Subsidiaries, or (iv)
      the conduct of Pare's or its Subsidiaries' business as proposed, will, to
      Parent's knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such consultant or employee is now obligated. Parent does not believe it is or will be necessary to use any inventions of any of its or its Subsidiaries' consultants or employees (or persons it currently intends to hire) made prior to or outside the scope of their employment by or service to Parent or its Subsidiaries unless such invention has been assigned to the Parent or its Subsidiaries.

      To Parent's knowledge, the intellectual property rights owned by
      Parent or its Subsidiaries have not been infringed or misappropriated by any other Person.

      Neither the execution or delivery of this Agreement, nor the carrying on of the Parent's or its Subsidiaries' business by the Surviving
      Corporation, nor the conduct of Parent's or its Subsidiaries' business as proposed, will conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Parent
      Intellectual Property Contract.

      Parent or its Subsidiaries have timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Parent IP. All documentation necessary to confirm and effect the Parent's or its Subsidiaries' ownership of the Parent IP, if acquired from other Persons, has been recorded in the United States Patent and Trademark Office, the United States Copyright Office and other official offices.

      Parent or its Subsidiaries have taken reasonable
      measures to protect the secrecy, confidentiality and value of all trade secrets used in the Business (collectively, "Parent Business Trade
      Secrets"), including, but not limited to, entering into appropriate confidentiality agreements with all officers, directors, employees, and other Persons with access to the Parent Business Trade Secrets. To
      Parent's knowledge, no unauthorized disclosure of any Parent Business
      Trade Secrets has been made.

      To the knowledge of the Company, there are no
      Suits or claims pending, decided, threatened or asserted concerning any contract to which Parent or its Subsidiaries is a party, or by which any of their respective assets or properties are bound, with respect to any
      Intellectual Property Rights of Parent (each, a "Parent Intellectual
      Property Contract"), including any Suit concerning a claim or position that Parent or its Subsidiaries or another party thereto has breached in any material respect any Parent Intellectual Property Contract or that any
      Parent Intellectual Property Contract is invalid or unenforceable. Parent or its Subsidiaries are in compliance in all material respects with, and have conducted the business so as to comply with, all material terms of all Parent Intellectual Property Contracts. There exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a breach or default by Parent or its
      Subsidiaries or another Person under any Intellectual Property Contract which would have a Material Adverse Effect. No party to any Parent
      Intellectual Property Contract has given Parent or its Subsidiaries notice of its intention to cancel, terminate or fail to renew any Intellectual
      Property Contract.

    Customers and
    Suppliers. As of the date hereof, no customer which individually accounted for more than ten percent (10%) of Parent's or its Subsidiaries'
    gross revenues during the twelve (12) month period ended March gross revenues during the twelve (12) month period ended March 31, 2006 or the three months ended June 30, 2006 and no material supplr of Parent or its
    Subsidiaries has canceled or otherwise terminated, or made any written threat to Parent or its Subsidiaries to cancel or otherwise terminate, its relationship with Parent or its Subsidiaries.

    Brokers/Bankers
    Fees. Other than the fees, costs and expenses of Houlihan Lokey
    Howard & Zukin Financial Advisors, Inc. and McGettigan, Wick & Co.,
    Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or its Subsidiaries.

    Environmental
    Matters. The operations of Parent or its Subsidiaries are in material compliance with applicable Environmental Laws. Parent or its
    Subsidiaries (i) s. Parent or its Subsidiaries (i) have obtained and are in material compliance with all material permits or authorizations that are required under Environmental Laws to operate its facilities, assets and business and has not caused a Release at any of s leased properties which requires a remedial action under applicable Environmental Laws. No
    Environmental Claims have been asserted against Parent or its Subsidiaries nor does Parent have knowledge or notice of any threatened or pending
    Environmental Claim against Parent or its Subsidiaries. To Parent's knowledge, no Environmental Claims have been asserted against any facilities that may have received Hazardous Materials generated by Parent or its
    Subsidiaries. Parent has made available to the Company true and complete copies of all environmental reports, studies, investigations or correspondence in its possession regarding any known Environmental
    Liabilities of Parent or its Subsidiaries.

    Conflicts of
    Interest. Neither Parent or its Subsidiaries nor, to the
    knowledge of Parent, any officer or director acting on behalf of Parent or its Subsidiaries has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any
    Governmental Entity or other Person who was, is, or may be in a position to help or hinder the business of Parent or its Subsidiaries (or assist in connection with any actual or proposed transaction) that (i) ssist in connection with any actual or proposed transaction) that (i) might subject the Company to any damage or penalty in any Proceeding, (ii) if not given in the past, would have resulted in a Material Adverse Effect on the Company, or (iii) if not ctinued in the future, could reasonably be expected to have a Material Adverse Effect on Parent. No officer, director or employee of
    Parent (i) inued in the future, could reasonably be expected to have a
    Material Adverse Effect on Parent. No officer, director or employee of
    Parent (i) has any material interest in any material asset used in the businesses of Parent or any of its Subsidiaries, () has any direct or indirect financial interest in any Parent Material Contract, transaction or business dealing with Parent (other than such contracts or agreements that relate primarily to such officer, director or employee's employment or other service to Parent or subsidiary of Parent) or (iii) o Parent or subsidiary of Parent) or (iii) is indebted to Paren

    Takeover
    Statutes. No state or foreign takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or the transactions contemplated by this Agreement.

    Opinion of Financial
    Advisor. The Parent Board has received and furnished or made available a copy thereof to the Company (for information purposes only), the opinion in writing of Houlihan Lokey Howard & Zukin Financial Advisors,
    Inc., dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the consideration to be received in the Merger by the holders of
    Parent Securities is fair from a financial point of view to Parent.

    SEC Reports/ Foreign Law Filings.

      Parent has made available to the Company, by referring the Company to the SEC's EDGAR database located at www.sec.gov, copies of its Annual
      Reports on Form 20-F for the fiscal years ended March 31, 2004, 2005 and
      2006, and all other reports or registration statements filed by Parent with the Securities and Exchange Commission ("SEC") under
      applicable Laws since December 31, 2003 (all such reports and registration statements being herein collectively called the "Parent SEC
      Filings"), each as filed with the SEC.

      Each such Parent SEC Filing, when it became effective or was filed with the SEC, as the case may be, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each
      Parent SEC Filing did not on the date of effectiveness or filing, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of circumstances under which they were made, not misleading. Parent has made all filings required to be made under the Exchange Act for the twelve (12) months prior to the date of this Agreement. The financial statements of Parent included in the Parent SEC Filings complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, as of the respective dates of filing of such
      Parent SEC Filings.

      The chief executive officer and the chief financial officer of Parent have signed, and Parent has filed with the SEC, all certifications required by Section 906 of the Sarbanes-Oxley Act of 2002 and such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn, and neither
      Parent nor any of its officers has received notice from any Governmental
      Entity questioning or challenging the accuracy, completeness, form or manner of filing of such certifications. As used in this Section
      Section 44, the term "file" shall be broadly construed to include any manner in which a document or information is filed with the SEC.

      Parent and its Subsidiaries have complied in all material respects with the provisions of the Companies Ordinance (or its People Republic of
      China ("PRC") equivalent) or the Partnership Ordinance (Chapter 38 of the Laws of Hong Kong) (as the case may be) and all returns, particulars, resolutions and other documents required to be filed with or delivered to the Hong Kong Registrar of Companies (or its PRC equivalent)
      or with or to any other Competent Authority have been correctly, timely and properly prepared and so filed or delivered.

      None of Parent or its Subsidiaries is a "public company in Hong Kong"
      for the purposes of the Hong Kong Codes on Takeovers and Mergers and Share
      Repurchases, as approved by the Hong Kong Securities and Futures
      Commission.

    No Other
    Representations and Warranties. Except for the representations and warranties contained in this Article Article (as modified by the
    Parent Disclosure Schedule in accordance with this Article IV), none of Parent or its Subsidiaries nor any other Person makes any other express or implied representation or warranty with respect to Parent or its
    Subsidiaries or the transactions contemplated by this Agreement, and Parent or its Subsidiaries disclaim any other representations or warranties, whether made by Parent or its Subsidiaries or any of their respective
    Affiliates, officers, directors, employees, agents or representatives.
    Except for the representations and warranties contained in Article
    Article hereof (as modified by the Parent Disclosure Schedule in accordance with this Article IV), Parent hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company or its Affiliates or representatives
    (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any director, officer, employee, agent, consultant, or representative of the Parent or its Subsidiaries or any of their respective Affiliates). The disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.

  COVENANTS RELATED TO CONDUCT OF BUSINESS

    Conduct of Business of the
    Company. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, the Company shall conduct its and its Subsidiaries' operations in the ordinary course of business and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, the Company shall not, without the prior written consent of Parent:

      amend its certificate of incorporation or bylaws (other than as contemplated under this Agreement);

      authorize for issuance, issue, sell, deliver, pledge, dispose of or encumber, or agree or commit to issue, sell, deliver, pledge, dispose or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any Company
      Securities, except for (i) ver, pledge, dispose or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any Company Securities, except for (i) the issuance or sale of Shares pursuant to, and upon thexercise of, Company Options and Company Warrants outstanding as of the date of this Agreement, (ii) xercise of, Company Options and Company
      Warrants outstanding as of the date of this Agreement, (ii) the issuance of Company Stock Options (theCompany Pre-Closing Period Options")
      to new employees of the Company or existing employees of the Company through ordinary course performance reviews as set forth in the Company
      Disclosure Schedule, and (iii) or existing employees of the Company through ordinary course performance reviews as set forth in the Company
      Disclosure Schedule, and (iii) the issuance of shares of Company Common
      Stock upon the conversion of outstanding shares of Company Preferred Sto in accordance with the certificate of incorporation of the Company;

      (i) (i) split, combine or reclassify any shares of its capital stock;
      (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combinationhereof) in respect of its capital stock, other than the accrual of dividends as required by the
      Company's certificate of incorporation; (iii) s certificate of incorporation; (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or othwise make any payments to stockholders in their capacity as such; or (iv) ise make any payments to stockholders in their capacity as such; or (iv) redeem, repurchase or otherwise acquire any of its securities (other than (i) as required or permitted under the terms of the Company Options or (ii) the redemption or repurchase oshares of common stock from stockholders that are not "accredited investors" as such term is defined in Regulation as such term is defined in Regulation D of the Securities Act adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

      (i) (i) incur or assume any debt in excess of $100,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise)or the obligations or indebtedness for borrowed money of any other Person, except in the ordinary course of business; (iii) or the obligations or indebtedness for borrowed money of any other Person, except in the ordinary course of business; (iii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of
      $100,000 in the aggregate;iv) v) pledge or otherwise encumber shares of capital stock of the Company; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon, other than as disclosed in the Company Disclore
      Schedule and Permitted Liens;

      make, or commit to make, any capital expenditure, or series of related capital expenditures, in excess of $100,000;

      (i) (i) except as may be required by Law or as expressly contemplated by this Agreement, enter into, adopt, and or terminate (partially or completely) any Company Benefit Plan, (including the repricing of any stock options or the voluntary acceleration of vesting of any stock options), stock appreciation right, restricted stock, performance unit, stock equivalent or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner; (ii) or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner; (iiany entering into of any material employment, or of any deferred compensation, severance or termination, stay incentive or other similar agreement, (or any material amendment to any such existing agreement) with any director, officer or employee of the Company; (iii)
      Company; (iii) any material increase in benefits payable under any existing severance or termination pay policies or employment agreements;
      or () any material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company other than, in the case of clause ) any material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company other than, in the case of clause (iv) only, merit increases in salaries of employees at regularly scheduled times in customary aunts and consistent with past practice;

      (i) (i) acquire, sell, lease, license or otherwise dispose of any assets or property except pursuant to existing contracts and except in the ordinary course of business consistent with past practice (provided such assetor property so acquired, in the aggregate, or so sold, leased, licensed or otherwise disposed of, in the aggregate, shall not be material to the Company); (ii) or property so acquired, in the aggregate, or so sold, leased, licensed or otherwise disposed of, in the aggregate, shall not be material to the Company); (ii) enter into any commitment or transaction outside the ordinary course of business that would bmaterial to the Company or (iii) aterial to the Company or (iii) grant any exclusive rights to the assets, products and services of the Compan acquire (by merger, consolidation or acquisition of stock or assets)
      any corporation, partnership or other business organization or division thereof or any equity interest therein;

      pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $50,000 individually, other than the payment, discharge or satisfaction (i) sfaction (i) in the ordinary course of business of liabilities required to be reflected on or reserved against in, or to be disclosed in the notes to, a balance sheet prepared in accordance with GAAP, (ii) liabilities incurred in the ordinary course of siness or (iii) iness or (iii) liabilities for promissory notes and bonus payments set forth iSection 5.1(j) of the Company Disclosure
      Schedule;

      except for any such change which is not material or which is required by reason of a concurrent change in GAAP, change any method of accounting or accounting practice used by it;

      enter into any joint venture, partnership or other similar arrangement;

      enter into, modify, terminate, amend or grant any waiver in respect of any material contract except in the ordinary course of business, consistent with past practice;

      waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company is a party;

      settle or compromise, in a manner that results in the payment by the
      Company of a material sum or that otherwise adversely affects the Company, any pending or threatened suit, action, claim or proceeding, whether relating to the transactions contemplated by this Agreement or otherwise;

      enter into any agreement that limits or otherwise restricts the
      Company or any successor thereto (including the Surviving Corporation and its Affiliates) from engaging or competing in any line of business or in any geographic area;

      make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax
      Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax Asset of the Company (for purposes of this
      Agreement, "Tax Asset" shall mean any net operating loss, net capital loss, investment Tax credit or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes)); or

      take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through
      5.1(q).

    Conduct of Business of
    Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time, Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, conduct their respective operations in the ordinary course of business and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, Parent and Merger Sub shall not, and shall cause their respective Subsidiaries to not, without the prior written consent of the Company:

      amend any such entity's articles of incorporation or bylaws (or other similar organizational or governing instruments);

      authorize for issuance, issue, sell, deliver, pledge, dispose of or encumber, or agree or commit to issue, sell, deliver, pledge, dispose or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any Parent
      Securities, except for (i) umber, or agree or commit to issue, sell, deliver, pledge, dispose or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any Parent Securities, except for (i) the issuan or sale of ADSs pursuant to, and upon the exercise of, outstanding Parent
      Options and Parent Warrants and (ii) or sale of ADSs pursuant to, and upon the exercise of, outstanding Parent Options and Parent Warrants and (ii)
      the equity to be issued in connection with the Financing (as defined
      iSection 7.1);

      (i) (i) split, combine or reclassify any shares of their resptive capital stock; (ii) tive capital stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of their respective capital stock, other than the accrual of dividends as required bParent or its Subsidiaries'
      certificate of incorporation (or other similar organizational or governing documents); (iii) certificate of incorporation (or other similar organizational or governing documents); (iii) make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to shaholders in their capacity as such; or (iv) redeem, repurchase or otherwise acquire any of its securities (other than as required or permitted under the terms of
      Parent Options);

      adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of
      Parent or its Subsidiaries (other than the Merger);

      (i) (i) incur or assume any debt in excess of $100,000 in the aggregate; (ii) assume, guarantee, endorse or otherwise become liable or respsible (whether directly, contingently or otherwise) for the obligations or indebtedness for borrowed money of any other Person, except in the ordinary course of business; (iii) sible (whether directly, contingently or otherwise) for the obligations or indebtedness for borrowed money of any other Person, except in the ordinary course of business; (iii) make any loans, advances or capital contributions to, or investments in, anyther Person in excess of $100,000 in the aggregate;
      (iv) her Person in excess of $100,000 in the aggregate; (iv) pledge or otherwise encumber shares of capital stock oParent or its Subsidiaries; or
      (v) ; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any matial Lien thereupon, other than as disclosed in Parent Disclosure Schedule and Permitted Liens;

      make, or commit to make, any capital expenditure, or series of related capital expenditures, in excess of $100,000;

      (i) (i) except as may be required by Law or asxpressly contemplated by this Agreement, enter into, adopt, amend or terminate (partially or completely) any Parent Benefit Plan, (including the repricing of any stock options or the voluntary acceleration of vesting of any stock options), stock appreciation right, restricted stock, performance unit, stock equivalent or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner; (ii) on right, restricted stock, performance unit, stock equivalent or stock purchase agreement for the benefit or welfare of any director, officer or employee in any manner;
      (iiany entering into of any material employment, or of any deferred compensation, severance or termination, stay incentive or other similar agreement, (or any material amendment to any such existing agreement) with any director, officer or employee of Parent or its Subsidiaries; (iii) ;
      (iii) any material increase in benefits payable under any isting severance or termination pay policies or employment agreements; or (iv) any material increase in compensation, bonus or other benefits payable to directors, officers or employees of Parent or its Subsidiaries other than, in the case of clause (v) only, or merit increases in salaries of employees at regularly scheduled times in customary amounts and consistent with past practice;

      (i) (i) acquire, sell, lease, license or otherwise dispose of any assets or property except pursuant to existing contracts anexcept in the ordinary course of business consistent with past practice (provided such assets or property so acquired, in the aggregate, or so sold, leased, licensed or otherwise disposed of, in the aggregate, shall not be material to Parent or its Subsidiaries); (ii) ); (ii) enter into any commitment or transaction outside the ordinary course of business that would be material
      tParent, Merger Sub or any of their respective Subsidiaries or (iii) or
      (iii) grant any exclusive rights to the assets, products and services
      oParent, Merger Sub or any of their respective Subsidiaries;

      acquire (by merger, consolidation or acquisition of stock or assets)
      any corporation, partnership or other business organization or division thereof or any equity interest therein other than Cards Ltd. pursuant to that certain Letter Agreement dated August 14, 2006 and the related purchase agreement (the "Cards Purchase Agreement");

      pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $50,000 individually, other than the payment, discharge or satisfaction (i) individually, other than the payment, discharge or satisfaction (i) in the ordinary course of business of liabilities required to be reflected on or reserved against in, or toe disclosed in the notes to, a balance sheet prepared in accordance with
      GAAP, (ii) e disclosed in the notes to, a balance sheet prepared in accordance with GAAP, (ii) liabilities incurred in the ordinary course of business or (iii) liabilities for promissory notes and bonus payments set forth iSection 5.2(j) of the Parent Disclosure Schedule;

      except for any such change which is not material or which is required by reason of a concurrent change in GAAP, change any method of accounting or accounting practice used by it;

      enter into any joint venture, partnership or other similar arrangement;

      enter into, modify, terminate, amend or grant any waiver in respect of any material contract except in the ordinary course of business, consistent with past practice;

      waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Parent or its
      Subsidiaries is a party;

      settle or compromise, in a manner that results in the payment by
      Parent or any of its subsidiaries of a material sum or that otherwise adversely affects Parent or its Subsidiary any pending or threatened suit, action, claim or proceeding, whether relating to the transactions contemplated by this Agreement or otherwise;

      enter into any agreement that limits or otherwise restricts Parent or its Subsidiaries or any successor thereto (including the Surviving
      Corporation and its Affiliates) from engaging or competing in any line of business or in any geographic area;

      make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax
      Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax Asset of Parent or its Subsidiaries (for purposes of this Agreement, "Tax Asset" shall mean any net operating loss, net capital loss, investment Tax credit or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes)); or

      take, propose to take, or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through 5.2(q).

    Access to
    Information.

      Between the date hereof and the Effective Time, the Company shall give
      Parent and its authorized representatives (including counsel, financial advisors and auditors) reasonable access at all reasonable times to the
      Company's employees, offices and other facilities and to all books and records of the Company, shall permit Parent to make such inspections as
      Parent may reasonably require and shall cause the Company's officers to furnish Parent with such financial and operating data and other information in respect of the business, properties and personnel of the
      Company as Parent may from time to time reasonably request. Any disclosure whatsoever during such investigation by Parent and such authorized representatives shall not constitute any endorsement or additional representations or warranties of the Company beyond those specifically set forth in this Agreement.

      Between the date hereof and the Effective Time,
      Parent and its Subsidiaries shall give the Company and its authorized representatives (including counsel, financial advisors and auditors)
      reasonable access at all reasonable times to Parent's and its
      Subsidiaries' employees, offices and other facilities and to all books and records of Parent or its Subsidiaries, shall permit the Company to make such inspections as the Company may reasonably require and shall cause
      Parent's and its Subsidiaries' officers to furnish the Company with such financial and operating data and other information in respect of the business, properties and personnel of Parent or its Subsidiaries as the
      Company may from time to time reasonably request. Any disclosure whatsoever during such investigation by the Company and such authorized representatives shall not constitute any endorsement or additional representations or warranties of Parent and Merger Sub beyond those specifically set forth in this Agreement.

      Parent and the Company shall hold and shall
      cause their respective authorized representatives to hold in confidence all documents and information concerning the other furnished hereunder, including, without limitation, such documents and information provided in connection with the transactions contemplated by this Agreement, pursuant to the terms of that certain confidentiality agreement entered into between the Company and Parent dated as of September 28, 2005 (the
      "Confidentiality Agreement").

      Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the
      Merger and the other transactions contemplated by this Agreement.

  ADDITIONAL AGREEMENTS

    Commercially Reasonable
    Efforts. Subject to the terms and conditions of this Agreement, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the
    Merger and the other transactions contemplated by this Agreement.

    No-Solicitation;
    Fiduciary Right of Termination.

      The Company and Parent agree that, during
      the term of this Agreement, they shall not, and shall not authorize or permit any of their, or their respective Subsidiaries', respective directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any Competing Transaction, or negotiate, explore or otherwise engage in discussions with any person
      (other than the directors, officers, employees, agents and representatives of the other) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring them to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement; provided that Parent, at any time prior to receipt of the Parent Requisite Vote, and the Company, prior to receipt of the Company Requisite Vote, may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a written proposal for a Competing Transaction that was not solicited, encouraged or facilitated after the date of this Agreement if and so long as the Company Board or the Parent Board, as applicable, determines in good faith and by a majority vote, taking into account the advice of their respective outside legal counsel, that failing to take such action would constitute a breach of fiduciary duties under applicable
      Laws and determines, after having obtained and taken into account the written opinion of an independent financial advisor of nationally recognized reputation, that such a proposal is, more favorable to the holders of Company Securities or Parent Securities, as applicable, from a financial point of view than the transactions contemplated by this
      Agreement (including any adjustment to the terms and conditions proposed by Parent or the Company, as applicable, in response to such Competing
      Transaction) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal and the individual or entity making the proposal and of the transactions contemplated by this Agreement and the parties hereto (a "Superior Proposal"), provided, further, that, prior to furnishing any information to such individual or entity, the Company or Parent, as applicable, shall enter into a confidentiality agreement that is no less restrictive, in any respect, than the confidentiality agreement between the Company, on the one hand, and Parent or any Affiliate thereof, on the other hand. The Company and
      Parent immediately will cease, and will cause their respective
      Subsidiaries to cease, all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding the Company or Parent or its
      Subsidiaries, as applicable, provided to any such individual or entity prior to the date of this Agreement pursuant to the terms of any confidentiality agreements or otherwise. In the event that, prior to the
      Effective Time, the Company Board or the Parent Board, as applicable, receives a Superior Proposal that was not solicited, encouraged or facilitated after the date of this Agreement and the Company Board or the
      Parent Board, as applicable, taking into account the advice of outside legal counsel, determines that failure to do so would constitute a breach of the fiduciary duties of the Company Board or the Parent Board, as applicable, under applicable Laws, the Company Board or the Parent Board, as applicable, may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Parent, the Company Board
      Recommendation or the Company, the Parent Board Recommendation, as
      applicable, and Parent may comply with Rule 14e-2 under the Exchange Act with respect to a Competing Transaction, provided that the changing party gives the other party two Business Days prior written notice of its intention to do so (provided that the foregoing shall in no way limit or otherwise affect the a Party's right to terminate this Agreement pursuant to Article IX). Any such withdrawal, modification or change of the
      Company Board Recommendation or Parent Board Recommendation, as
      applicable, shall not change the approval of the Company Board or the
      Parent Board, as applicable, for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by this Agreement, including the Merger or the Company Voting
      Agreement or the Parent Voting Agreement, as applicable, and the transactions contemplated by such agreements. From and after the execution of this Agreement, each party shall immediately advise the other in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing
      Transaction (including the specific terms thereof and the identity of the other individual or entity or individuals or entities involved) and promptly furnish to the other a copy of any such written proposal in addition to a copy of any information provided to or by any third party relating thereto. In addition, each party shall immediately advise the other, in writing, if the Company Board or the Parent Board, as applicable, shall make any determination as to any Competing Transaction as contemplated by the proviso to the first sentence of this Section
      6.2(a).

      If, prior to the Effective Time, the Company
      Board or the Parent Board, as applicable, shall determine in good faith and by a majority vote, after consultation with its legal advisors, that any unsolicited written proposal from a third party for a Competing
      Transaction received after the date of this Agreement is a Superior
      Proposal and is in the best interest of the holders of the Company
      Securities or Parent Securities, as applicable, following consultation with its outside legal counsel, that the failure to enter into such a
      Competing Transaction would be a violation of the Company Board's or
      Parent Board's, as applicable, fiduciary duties under applicable Laws, and, after having obtained and taken into account the written opinion of an independent financial advisor of nationally recognized reputation, that the Competing Transaction is more favorable to the holders of Company
      Securities or Parent Securities, as applicable, from a financial point of view than the transactions contemplated by this Agreement, the Company or
      Parent, as applicable, may terminate this Agreement and enter into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") with respect to such Competing Transaction, provided, the Company or Parent, as applicable, shall have at all times after the date of this
      Agreement complied with the provisions of Section 6.2(b) and provided, further, that, prior to any such termination, (i) shall have at all times after the date of this Agreement complied with the provisions of Section
      6.2(b) and provided, further, that, prior to any such termination, (i) the terminating party has provided the other rty written notice that it intends to terminate this Agreement pursuant to Article IX, identifying the Competing Transaction then determined to be more favorable and the parties thereto and delivering a copy of the Acquisition Agreement and any ancillary agreements each in the form to be entered into; and (ii)
      greements each in the form to be entered into; and (ii) within two full
      Business Days after the Company or Parent, as applicable, has provided the notice referred to in clause (i) above, the other party does not make an offer that the Company Board or t Parent Board, as applicable, concludes in good faith, after having obtained and taken into account the written opinion of an independent financial advisor of nationally recognized reputation, and outside legal counsel) is as favorable to the holders of
      Company Securities or Parent Securities, as applicable, as the Competing
      Transaction.

      Nothing contained in this Section 6.2 shall prohibit the Company or
      Parent, as applicable, from, at any time, taking and disclosing to the holders of Company Securities or Parent Securities, as applicable, a position contemplated by Rule 14d-9 or Rule arent Securities, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2 under the
      Exchange Act or making any disclosure required by Rule 14a-9 under the
      Exchange Act so long as the requirements set forth in this Section 6.2 are satisfie

    Public
    Announcements. Unless otherwise permitted by this Agreement,
    Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior written approval of the other (which approval shall not be unreasonably withheld), except as may be required by Law.

    Notification of Certain
    Matters. At all times prior to the Effective Time or the
    termination of this Agreement pursuant to Article IX, the Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence, to the extent known by such party, of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (b) to the extent known by such party, any material failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (c)
    to the extent known by such party, any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (d) to the extent known by such party, any facts or circumstances that arise that could reasonably be expected to result in a Material Adverse
    Effect on such party; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not cure such breach or non-compliance or limit or otherwise affect the rights, obligations or remedies available hereunder to the party receiving such notice; and
    provided, further, however, that the failure of any party hereto to so inform the other parties shall not constitute a waiver by such party of any breach of any such representation or warranty or such covenant, condition or agreement or be prejudicial to the exercise of such party's right to terminate this Agreement pursuant to Article Article .

    Fees
    and Expenses. Whether or not the Merger is consummated, all
    Expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company (or the
    Surviving Corporation at or after the Effective Time) and all Expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent or Merger Sub, as appropriate. As used in this Agreement, "Expenses" includes all documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

    Obligations of Merger
    Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Parent shall take all action necessary to cause Merger Sub to not engage in any activities not related to this Agreement and the transactions contemplated hereby. Parent shall take all action necessary to prevent Merger Sub from incurring any liability not related to this Agreement or the transactions contemplated hereby.

    No Solicitation of
    Employees.

      For a period of one year following the date of this Agreement, if this
      Agreement is terminated for any reason pursuant to Article Article
      , neither Parent, Merger Sub nor any of their respective Affiliates shall, directly or indirectly, hire, actively solicit or induce any employee, director, officer or consultant of the Company to leave such employment or terminate such other relationship with the Company or its
      Subsidiary and become an employee of Parent, Merger Sub or any of their respective Affiliates if Parent became aware of or had contact with such employee in connection with the transactions contemplated herein;
      provided, however, that nothing in this Section 6.7(a) shall prohibit any advertisement or general solicitation (or any hiring pursuant thereto) that is not specifically targeted at such employees.

      For a period of one year following the date of this Agreement, if this
      Agreement is terminated for any reason pursuant to Article Article
      , neither the Company nor any of its Affiliates shall, directly or indirectly, hire, actively solicit or induce any employee, director, officer or consultant of Parent, Merger Sub or any of their respective
      Subsidiaries to leave such employment or terminate other relationship with
      Parent, Merger Sub or any of their Subsidiary and become an employee of the Company or any of its Affiliates if the Company became aware of or had contact with such employee in connection with the transactions contemplated herein; provided, however, that nothing in this
      Section 6.7(b) shall prohibit any advertisement or general solicitation
      (or any hiring pursuant thereto) that is not specifically targeted at such employees.

    Stockholder Notice and Approval.

      As promptly as practicable after the date of
      this Agreement, and in no event later than the 60 days following the date of this Agreement, the Company shall take all action necessary in accordance with Delaware Law and its certificate of
      incorporation and bylaws to either obtain the written consent of the
      Company's stockholders in lieu of a holding a special meeting or convene a special meeting of its stockholders (the "Company Special
      Meeting") for the purposes of voting upon the adoption of this
      Agreement and the transactions contemplated hereby or otherwise obtain stockholder approval of this Agreement and the transactions contemplated hereby. The Company shall consult with Parent regarding whether to hold a
      Company Special Meeting in lieu of obtaining written consents from the
      Company's stockholders, and shall not postpone or adjourn (other than for the absence of a quorum) any such Company Special Meeting without the consent of Parent (which will not be unreasonably withheld, conditioned or delayed).

      The Company shall use its commercially reasonable efforts to solicit from the stockholders of the Company proxies or consents in favor of the
      Merger and shall take all other action necessary or advisable to secure the Company Requisite Vote. If at any time prior to the Company
      Special Meeting, any information relating to the Company, Merger Sub,
      Parent or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent should be set forth in an amendment or supplement to the Company's proxy or information statement, so that such statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated
      therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be, to the extent required by applicable law, disseminated to the stockholders of the Company.

      In the event the Company obtains the Company Requisite Vote, the
      Company shall prepare and mail to all holders of Company Capital Stock the notice required by Delaware Law and California Law (the "Stockholder
      Notice"). Parent shall cooperate with the Company in preparing the
      Stockholder Notice. The Stockholder Notice at the time it is mailed shall comply with all requirements of applicable Law (including Delaware and
      California Law).

      As promptly as practicable following the date of
      this Agreement, Parent shall (i) (iprepare a proxy statement in accordance with SEC regulations and Hong Kong Law (the "Proxy Statement"),
      (ii) ), (ii) shall take all action necessary in accordance with applicab Law and its memorandum of Association and Articles of
      Association to convene an Extraordinary General Meeting of the holders of
      Parent Ordinary Shares (the "Parent EGM") for the purposes of obtaining the approval of the Parent Shareholder Matters from the holders of Parent Ordinary Shares and (iii) Parent Shareholder Matters
      from the holders of Parent Ordinary Shares and (iiicause the Proxy
      Statement to be mailed to holders of Parent Ordinary Shares. Each of the
      Company and Parent shall furnish all information concerning itself and its
      Affiliates that is required to be included in the Proxy Statement, or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. The Proxy
      Statement at the time it is mailed shall comply with all requirements of applicable Law.

      Parent shall use its commercially reasonable efforts to solicit from the holders of ADSs voting instructions for the Depositary in favor of the
      Parent Shareholder Matters and shall take all other action necessary or advisable to secure the Parent Requisite Vote. If at any time prior to the
      Parent EGM, any information relating to the Company, Merger Sub, Parent or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy
      Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be, to the extent required by applicable law, disseminated to the holders of Parent
      Securities.

    Registration
    Statements.

      Parent shall file, as soon as possible but in no event later than 90 days following the Closing Date, a registration statement on Form S-8 (or any successor to Form file, as soon as possible but in no event later than
      90 days following the Closing Date, a registration statement on Form S-8
      (or any successor to Form S-8) under the Securities Act so as to register the issuance and resale of the ADSs subject to the Cpany Options assumed by Parent pursuant to Section 2.1(d) and shall use its best efforts to effect such registration and to maintain the effectiveness of such registration statement (and the current status of the prospectus contained therein) for so long as such assumed Parent Options remain outstanding.

      Parent shall file, as soon as possible but in no event later than 90 days following the Closing Date, a registration statement on Form F-3 (or any successor to Form Parent shall file, as soon as possible but in no event later than 90 days following the Closing Date, a registration statement on Form F-3 (or any successor to Form F-3) under the Securities
      Act so as to rister the issuance and resale of the ADSs that comprise the
      Merger Consideration and shall use its commercially reasonable efforts to effect such registration and to maintain the effectiveness of such registration statement (and the current status of the prospectus contained therein) for two years following the effective date of such registration statement. Notwithstanding the provisions of this Section rospectus contained therein) for two years following the effective date of such registration statement. Notwithstanding the provisions of this Section
      6.9(b), should the registration rights granted to the investors in the
      Financing include the Compa's undertakings to (i) ndertakings to (i) file a registration statement relating to the resale of ADSs within a timeframe that is shorter than 9days following the Closing Date, (ii) days following the Closing Date, (ii) cause such registration statement to be declared effective by the SEC within a given timefra, (iii) , (iii) maintain the effectiveness of such registration for a period of time that is longer than two years following the effective date of such registrati or (iv)
      grant the investors in the Financing (other than Charles McGettigan and his Affiliates and Josh Huffard and his Affiliates) warrants in certain situations, to the extent any of such rights are more beneficial to the recipients of the Merger Consideration than the rights granted in this
      Section the rights granted in this Section 6.9(b), the holders of Company
      Capital Stock shalautomatically be deemed to have been granted such rights
      (other than, with respect to the holder of Company Capital Stock, Michael
      Cookson and Josh Huffard and his Affiliates, who shall not be entitled to receive any such warrants).

      Parent acknowledges and agrees that the holders of Company Capital
      Stock are intended third-party beneficiaries under this Agreement with respect to this Section 6.9.

      Parent and the Company acknowledge and agree that if any investor in the Financing receives warrants, they will cause Parent not to grant any such warrants to Charles McGettigan or his Affiliates, even if he or they are an investor in the Financing.

    Securities Compliance; Blue
    Sky. Parent and the Company shall take such action as Parent shall reasonably determine to be necessary in order for the issuance of the
    Parent Capital Stock in connection with the Merger under Rule 506 under the
    Securities Act and applicable state securities or "Blue Sky" laws;
    provided, however, that Parent shall not for any such purpose be required to qualify to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction.

    Tax Matters.

      At the Closing, the Company shall deliver to (i) At the Closing, the
      Company shall deliver to (iParent a statement in the form agreed upon by
      Parent and the Company prior to the execution hereof and (ii) Parent a statement in the form agreed upon by Parent and the Company prior to the execution hereof and (ii) the IRS the notification required under Section
      1.897 - 2(h)(2) of the United States Treasury Regulation

      Parent, the Company and the Signing Shareholders agree to report the
      Merger as a reorganization within the meaning of Section 368(a) of the
      Code and as a transaction that is not subject to Section 367(a)(1) of the
      Code for all tax purposes. Parent shall not take any action, or fail to take any action, and will cause the Company and the Surviving Entity after the Closing, not to take any action or fail to take any action, that could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code option grant, a stock issuance and a cash payment.

      Parent shall cause the Surviving Entity to comply with the reporting requirements of Treasury Regulations section 1.367(a)-3(c)(6).

    Transfer Taxes.
    All transfer, registration, stamp, documentary, value added, sales, use and similar Taxes incurred as a result of the transactions described in this
    Agreement shall be borne by Parent.

    Assumption of Stock
    Options. At the Effective Time, each then outstanding Company
    Option, all of which were issued under the terms of the Company Option Plan, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Parent. Each Company
    Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the Company Option
    Plan (and any applicable stock option agreement for such Company Option)
    immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (a) each Company Option will be exercisable
    (or will become exercisable in accordance with its terms) for that number of whole ADSs equal to the product of the number of shares of Company Common
    Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Rate, rounded down to the nearest whole number of ADSs and (b) the per share exercise price for the ADSs issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of
    Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Rate, rounded up to the nearest whole cent. Each assumed Company Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time. As soon as reasonably practicable following the
    Closing Date, Parent will issue to each person who holds an assumed Company
    Option a document evidencing the foregoing assumption of such Company Option by Parent.

    Directors of Parent
    Post-Effective Time. From and after the Effective Time, the board of directors of Parent shall consist of Michael Cookson, Darren Epstein,
    Charles McGettigan, Daniel Widdicombe, Carrick John Clough and one
    independent director to be named by the investors in the Financing and one independent director; provided, however, that in the event such board composition does not meet the applicable listing requirements of the Nasdaq
    Stock Market and/or the audit committee composition requirements of the SEC, or would cause Parent to cease to constitute a "foreign private issuer"
    within the meaning of rules promulgated by the SEC, the parties shall work together in good faith to identify additional or replacement board of directors candidates in order to fulfill such requirements as of the
    Effective Time.

    Officers of Parent
    Post-Effective Time. It is intended that following the Effective
    Time the Chief Executive Officer of Parent shall be Michael Cookson and the
    Chief Financial Officer of Parent shall be Jennifer Klatt, and such Persons shall hold office in accordance with the Articles of Association and
    Memorandum of Association of Parent until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

    Assumption of
    Warrants. At the Effective Time, each Company Warrant will be assumed by Parent other than the Company Warrants exercisable for Series A
    Company Preferred Stock (the "Series A Warrants"). Each Company
    Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in such Company
    Warrant immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (a) each Company Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole ADSs equal to the product of the number of shares of
    Company Capital Stock that were issuable upon exercise of such Company
    Warrant immediately prior to the Effective Time multiplied by the Exchange
    Rate, rounded down to the nearest whole number of ADSs and (b) number of
    ADSs and (bthe per share exercise price for the ADSs issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Capital Stock at which such
    Company Warrant was exercisable immediately prior to the Effective Time by the Exchange Rate, rounded up to the nearest whole cent. As soon as reasonably practicable following the Closing Date, Parent will issue to each person who holds an assumed Company Warrant a document evidencing the foregoing assumption of such Company Warrant by Parent.

    Company
    Information. The information relating to the Company and its
    Subsidiaries to be provided by the Company for inclusion in the Proxy
    Statement or in any other information statement to be provided by Parent to holders of Parent Securities or in any other document filed by Parent with any other Governmental Entity in connection herewith, will, at the time the
    Proxy Statement or any such information statement is first mailed to holders of Parent Capital Stock or at the time such holders vote on the matters constituting the Parent Requisite Vote or at the time of the filing of such document by Parent with such Governmental Entity, not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

    Parent
    Information. The information relating to Parent and its
    Subsidiaries (including Merger Sub) to be provided by Parent for inclusion in the Stockholder Notice or in any other information statement to be provided by the Company to holders of Company Capital Stock or in any other document filed by the Company with any other Governmental Entity in connection herewith, will, at the time the Stockholder Notice or any such information statement is first mailed to holders of Company Capital Stock or at the time such holders vote on the matters constituting the Company
    Requisite Vote or at the time of the filing of such document by the Company with such Governmental Entity, not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

    Investment.
    Parent shall acquire and hold the Company Capital Stock received by it as a result of the Merger for its own account, for investment only, and not with a view to any resale or public distribution thereof. Parent shall not offer to sell or otherwise dispose of such Company Capital Stock (or the shares of capital stock of the Surviving Corporation into which such Company Capital
    Stock shall be converted pursuant to Article II) in violation of any
    Law applicable to any such offer, sale or other disposition. Parent acknowledges that the shares of Company Capital Stock have not been registered under the Securities Act or any state securities laws and cannot be resold unless they are so registered or unless an exemption from such registration is available, and it must bear the economic risk of its investment in the Company Capital Stock for an indefinite period of time.
    Parent is an "accredited investor" within the meaning of Regulation D of the
    Securities Act.

  CONDITIONS TO CONSUMMATION OF THE MERGER

    Conditions to Each Party's
    Obligations to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

      This Agreement shall have been approved and adopted by the Company
      Requisite Vote and the Parent Requisite Vote.

      No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, the party so invoking this condition shall have complied with its obligations under Section 6.1.

      Parent shall have (i) (iclosed a financing pursuant to which Parent shall be entitled to receive at least $10,000,000 in aggregate gross proceeds (the "Financing") on terms reasonably acceptable to the
      Company and Parent and (ii) at least one Business Day prior to the
      Effective Time at least one Business Day prior to the Effective Time paid from the proceedof the Financing liabilities of the Parent and its subsidiaries as mutually agreed to by Parent and the Company.

      Parent shall have closed the transaction contemplated by the Cards
      Purchase Agreement.

      Any individual Company stockholder to
      hold more than 5% of Parent's outstanding Shares of Capital Stock at the
      Effective Time shall have entered into Gain Recognition Agreements with the Internal Revenue Service (the "Gain Recognition Agreement") in
      substantially the form attached hereto as Exhibit G, and
      each such agreement shall be in full force and effect.

      George Volanakis, Parent's Chief Executive Officer, shall have entered into an amendment to his employment agreement with Parent that provides for certain payments to be made to Mr. Volanakis upon the Closing, and such agreement shall be in full force and effect.

      As of the Effective Time, none of Parent or its subsidiaries will be a
      "public company in Hong Kong" for the purposes of the Hong Kong Codes on
      Takeovers and Mergers and Share repurchases, as applied by the Hong Kong
      Securities and Futures Commission.

      The Company shall have received an opinion of counsel that the Merger constitutes a reorganization within the meaning of Section 368 of the
      Code, a "plan of reorganization" within the meaning of Sections 1.368-2(g)
      and 1.368-3(a) of the United States Treasury Regulations and a transaction that is not subject to Section 367(a)(1) of the Code.

    Conditions to the
    Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the transactions contemplated by this
    Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions, any or all of which may be waived in whole or part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

      The representations and warranties of the Company contained herein shall have been true and correct in all respects (ignoring for the purpose of this Section 7.2(a) any qualification with respect to
      materiality or Material Adverse Effect in such representations and warranties), in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date), except for such inaccuracies, taken as a whole, as would not have a
      Material Adverse Effect on the Company.

      The Company shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

      The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b).

      All authorizations, consents or approvals of any Governmental Entity or third party to a Company Material Contract required in connection with the execution and delivery of this Agreement, including but not limited to those listed in Schedule 3.8 of the Company Disclosure Schedule, and the
      performance of the obligations hereunder shall have been made or obtained, except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse
      Effect on the Company.

      The Company shall have delivered to Parent and Merger Sub evidence of termination of the following agreement: each Company Warrant to purchase
      Series A Preferred Stock other than Company Warrants held by Ropart Asset
      Management, LLC.

      The Company shall have delivered to Parent a properly executed certification, in the form of Exhibit F, certifying that the shares of Company Capital Stock do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Parent's obligations under Treasury Regulation Section
      1.1445-2(c)(3).

      Persons holding Company Capital Stock representing, in the aggregate less than 10% of all Company Capital Stock outstanding as of immediately prior to the Effective Time shall have perfected, or shall be entitled to perfect, appraisal rights with respect to the shares held by such Persons.

      Each of Michael Cookson, Jordan Schwartz, Josh Huffard, Royal Capital
      and its affiliates and Consor Capital II, L.P. and Jennifer Klatt shall have entered into a binding lock-up agreement in the form attached hereto as Exhibit Exhibit, and each such agreement shall be in full force and effect.

      Each stockholder of the Company that is a holder of Company Capital
      Stock as of the record date for the Company Special Meeting and that is a holder of Company Capital Stock as of the date of such meeting (if a meeting is held), or that is a holder of Company Capital Stock as of the date the Company Requisite Vote is obtained by written consent, shall have delivered to Parent, prior to the Company Special Meeting or the date of the Company Requisite Vote is taken by written consent, as the case may be, a signed Investor Representation Statement in substantially the form of Exhibit E and each such statement shall be in full force and effect, or the Company shall reasonably believe that each such person is an accredited investor.

      The Company shall have delivered to Orrick, Herrington & Sutcliffe
      The Company shall have delivered to Orrick, Herrington & Sutcliffe LLa properly executed certification, in the form of Exhibit I, certifying with respect to the matters set forth in Section 7.1(h).

      Since the date of this Agreement, there shall not have occurred any
      Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, that remains in existence as of the Closing Date.

    Conditions to the
    Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the
    Company to the extent permitted by applicable Law:

      The representations and warranties of Parent and Merger Sub contained herein shall have been true and correct in all respects (ignoring for the purpose of this Section Section 7.3( any qualification with respect to materiality or Material Adverse Effect in such representations and warranties), in each case when made and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date), except for such inaccuracies, taken as a whole, as would not have a
      Material Adverse Effect on Parent and Merger Sub taken as a whole.

      Parent shall have performed or complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the time of the Closing.

      Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an officer of Parent (but without personal liability thereto), certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b).

      All authorizations, consents or approvals of any Governmental Entity or third party to a Parent Material Contract required in connection with the execution and delivery of this Agreement, including but not limited to those listed in Schedule 4.8 of the Parent Disclosure Schedule, and the
      performance of the obligations hereunder shall have been made or obtained, except for such authorizations, consents or approvals, the failure of which to have been made or obtained does not and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse
      Effect on Parent or Merger Sub.

      Unless otherwise requested by the Company, Parent and Merger Sub shall have delivered to the Company written resignations of the following director of Parent, effective as of the Effective Time:
      Leo Paul Koulos.

      Parent and Merger Sub shall have delivered to the Company written resignations of the following officer of Parent: George Volanakis.

      Parent and Merger Sub shall have delivered evidence of the appointment of the following:

        officers of Parent, effective as of the Effective Time:
        Michael Cookson, Chief Executive Officer, and Jennifer Klatt,
        Chief Financial Officer; and

        directors of Parent, effective as of the Effective Time: Michael Cookson and Darren Epstein.

      If Parent shall have received notice from the Nasdaq Stock Market (the
      "Nasdaq") that the transactions contemplated by this Agreement would result in Parent's need to satisfy the Nasdaq's initial listing requirements as of the Effective Time of the Merger, and if the Nasdaq
      informs Parent before the Effective Time that Parent meets all of such initial listing requirements, then unless the Company otherwise consents, at the Effective Time Nasdaq shall have approved the ADSs for listing on the Nasdaq Global Market. The Parent hereby covenants that if the failure to meet such initial listing requirement is solely due to meet the minimum bid price of Parent, then Parent shall effect a reverse stock split prior to the Effective Time to satisfy such initial listing requirement.

      If Parent believes, following consultation with Nasdaq, that the transactions contemplated by this Agreement would not result in Parent's need to satisfy the Nasdaq's initial listing requirements as of the
      Effective Time, then unless the Company otherwise consents, the ADSs shall continue to be listed on the Nasdaq Global Market as of the Effective
      Time.

      With respect to any applicable reports of Parent filed with the SEC after the date of this Agreement, neither the chief executive officer nor the chief financial officer of Parent shall have failed to provide the necessary certifications (i) ias and in the form required under Section
      302 of the Sarbanes-Oxley Act of 2002 and (ii) ias required under Section
      906 of the Sarbanes-Oxley Act of 2002 and in substantially the form previously filed by Parent.

      Parent shall have delivered to the Company evidence of (I) Parent shall have delivered to the Company evidence of (I) conversion into ADSs of those certain convertible promissory notes dated as of April 28, 2006, issued pursuant to that certain Note and Warrant Purchase Agreement dat as of April 28, 2006, by and among Parent and the Purchasers set forth on
      Schedule as of April 28, 2006, by and among Parent and the Purchasers set forth on Schedule A thereto and (II) exercise or termination of all outstanding Parent Warran.

      Parent shall have entered into a Tax Indemnification Agreement (i)
      ment (isubstantially in the form of Exhibit H-1 with each
      Company stockholder that has delivered an executed Tax Indemnification
      Agreement to Parent in advance of the Closing and (ii) and
      (iisubstantially in the form of Exhibit H-2 (and in a form reasonably acceptable to the signing Company stockholder), with each
      Company stockholder that has delivered an executed Gain Recognition
      Agreement to Parent in advance of the Closing.

      Each of George Volanakis, Kenneth Fowler, Daniel Widdicombe, Carrick
      John Clough, Charles McGettigan, David Davenport and Gruber and McBaine
      International shall have entered into a binding lock-up agreement in substantially the form attached hereto as Exhibit Exhibit, and each such agreement shall be in full force and effect.

      Parent shall not have received notice from any of the lenders under any of Parent's loan agreements of an event of default, or if received, the applicable lender shall have waived the event of default in writing.

      Parent shall have completed the sale of Zindart Manufacturing Limited, a limited company registered in the British Virgin Islands, Dongguan Xinda
      Giftware Company, a wholly owned foreign enterprise registered in the PRC, and shall continue to have in full force and effect a final, binding agreement for the sale of the Factory on the terms and conditions set forth in the Definitive Factory Purchase Agreement, and otherwise in form and substance satisfactory to the Company.

      Parent shall have delivered to Orrick, Herrington & Sutcliffe
      Parent shall have delivered to Orrick, Herrington & Sutcliffe LLP a properly executed certification, in the form oExhibit J,
      certifying with respect to the matters set forth in Section 7.1(h).

      Since the date of this Agreement, there shall not have occurred any
      Material Adverse Effect on the Parent and its Subsidiaries, taken as a whole, that remains in existence as of the Closing Date.

  NON-SURVIVAL OF REPRESENTATIONS,
  WARRANTIES,
  COVENANTS AND AGREEMENTS

    Non-Survival of
    Representations, Warranties, etc. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective
  Time.

  TERMINATION; AMENDMENT; WAIVER

    Termination by Mutual
    Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Parent Requisite Vote or the Company
    Requisite Vote by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

    Termination by Either
    Parent or the Company. This Agreement may be terminated and the
    Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if:

      the Merger shall not have been consummated by
      December 15, 2006, whether such date is before or after the date of approval of the Merger by the Parent Requisite Vote or the Company
      Requisite Vote (the "Termination Date"); provided, however, that if any condition of Closing set forth in Section 7.1 that remains reasonably capable of satisfaction has not been fulfilled or waived prior to December 15, 2006, the Termination Date shall be automatically extended by fifteen (15) days; provided, further, that if any such condition has not been fulfilled or waived prior to the
      Termination Date, as so extended, the Company and Parent shall negotiate in good faith an additional extension of the Termination Date, taking into consideration all relevant factors;

      any Law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by the Parent Requisite Vote or the Company Requisite Vote);

    provided, however, that the right to terminate this Agreement pursuant to this Section Section 9.shall not be available to any party that has breached in any material respect its obligations under this
    Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

    Termination by the
    Company. This Agreement may be terminated and the Merger may be abandoned prior to the Effective Time by the Company:

      if the Company reasonably determines that the timely satisfaction of any condition set forth in Section Section 7.3( or 7.3(b)
      has become impossible (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation of the
      Company set forth in this Agreement);

      pursuant to Section 6.2; or

      if Parent shall not have entered into a binding agreement for the sale of the Zindart Manufacturing Limited, a limited company registered in the
      British Virgin Islands, Dongguan Xinda Giftware Company, a wholly owned foreign enterprise registered in the PRC, and the Factory, on terms and conditions and in form and substance, satisfactory to the Company (the
      "Definitive Factory Purchase Agreement") by the close of business on October 20, 2006.

    Termination by
    Parent. This Agreement may be terminated and the Merger may be abandoned prior to the Effective Time by Parent:

      if Parent reasonably determines that the timely satisfaction of any condition set forth in Section Section 7.2( or 7.2(b) has
      become impossible (other than as a result of any failure on the part of the Parent to comply with or perform any covenant or obligation of Parent set forth in this Agreement); or

      pursuant to Section 6.2.

    Effect of Termination and Abandonment.

      In the event of valid termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this
      Agreement (other than this Section Section 9 and Article X)
      shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

      Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 9.3(b) or Section 9.4(b), the
      terminating party shall promptly pay the other party a termination fee in the amount of $2,500,000 (which amount is intended to cover all or any portion of the other party's and its Affiliates' Expenses incurred in connection with this Agreement), as directed by such party.

    Amendment. This
    Agreement may be amended by action taken by the Company, Parent and Merger
    Sub at any time before or after approval of the Merger by the Company
    Requisite Vote or the Parent Requisite Vote but, after any such approval, no amendment shall be made that reduces the amount or changes the form of the
    Merger Consideration. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

    Extension;
    Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Merger Sub shall together be deemed one party and the Company shall be deemed the other party) may (a) emed one party and the Company shall be deemed the other party) may (a) extend the time for the performance any of the obligations or other acts of the other party, (b) any of the obligations or other acts of the other party, (b)
    waive any inaccuracies in the representations and warranties of the other party coained in this Agreement or in any document, certificate or writing delivered pursuant hereto or (c) ained in this Agreement or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the other party with any of the agreements or conditions contained in this
    Agreement. Any agreement on the part of either party here to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

  MISCELLANEOUS

    Disclosure. Certain
    information set forth in the Company Disclosure Schedule and the Parent
    Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made by the Company or Parent and Merger Sub, respectively, in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability or, or concession as to any defense available to the Company or Parent or Merger Sub, respectively.

    Entire Agreement;
    Assignment.

      This Agreement constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties in respect of the subject matter hereof, other than the
      Confidentiality Agreement (which shall remain in effect).

      Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

    Notices. All
    notices, requests, instructions or other documents to be given under this
    Agreement shall be in writing and shall be deemed given, (a) (a) five (5)
    Business Days following sending by registered or certified mail, postage prepaid, (b) when sent if sent by facsimileprovided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (c)
    that the facsimile is promptly confirmed by telephone confirmation thereof,
    (c) when delivered, if delived personally to the intended recipient, and (d)
    ed personally to the intended recipient, and (d) one (1) Business Day following sending by overnight delivery via a nationally recognized courier service, and in each case, addressed to a party at the following address for such party

    if to Merger Sub or to

    Parent, to: CORGI INTERNATIONAL LIMITED
    Unit 10, 16/F, Wah Wai
    Centre
    38-40 Au Pui Wan Street, Fotan, New Territories
    Hong Kong,
    S.A.R., China
    Attention: Chief Financial Officer
    Facsimile:
    011-852-2256-6000

    with copies to: COOLEY GODWARD KRONISH LLP
    101 California Street,
    5th Floor
    San Francisco, CA 94111
    Attention: Jodie M.
    Bourdet
    Facsimile: (415) 693-2222

    if to the Company, to: MASTER REPLICAS INC.
    201 North Civic Drive,
    #239
    Walnut Creek, CA 94596
    Attention: Jennifer Klatt
    Facsimile:
    (925) 930-9198

    with a copy to: ORRICK HERRINGTON & SUTCLIFFE LLP

    405 Howard Street

    San Francisco, California 94105

    Attention: Larry Kane
    Facsimile: (415) 773-5759

    or to such other address or facsimile number as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

    Governing Law.
    This Agreement shall be governed by and construed in accordance with the
    Laws of the State of Delaware, without giving effect to the choice of law principles thereof.

    Descriptive
    Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    Parties in
    Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

    Severability.
    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, t intent and purpose of such invalid or unenforceable provision and (b) intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such inlidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

    Specific
    Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the Northern District of the State of
    California or in any California state court located in the county of San
    Francisco, this being in addition to any other remedy to which they are entitled at Law or in equity.

    Counterparts.
    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

    Interpretation.

      The words "hereof," "herein," "herewith" and
      words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, and Section references are to the articles, sections, paragraphs, exhibits, and
      Sections of this Agreement unless otherwise specified. Whenever the words
      "include," "includes," or "including" are used in
      this Agreement, they shall be deemed to be followed by the words
      "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument, or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

      The phrases "the date of this Agreement," "the date
      hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 4, 2006.

      "Writing", "written" and comparable terms refer to
      printing, typing and other means of reproducing words (including electronic media) in a visible form.

      The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    Definitions. As
    used herein,

      "ADSs" means the American Depositary
      Shares of Parent.

      "Affiliate" means, with respect to any specified Person, any
      Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

      "beneficial ownership" or
      "beneficially own" has the meaning provided in Section 13(d) of the
      Exchange Act and the rules and regulations thereunder.

      "Business Day" means a day other than a
      Saturday, Sunday or other day on which commercial banks in San Francisco,
      California, U.S.A. are authorized or required by applicable Law to close.

      "California Law" means the California
      General Corporation Law.

      "Company Capital Stock" means, collectively, the shares of
      Company Common Stock, Series means, collectively, the shares of Company
      Common Stock, Series A Preferred Stock, Series B Preferred Stock, Company
      Options and Company Warrant

      "Company Common Stock" means the
      Company's common stock, par value $0.0001 per share.

      "Company Option Plan" means the Company's
      2004 Stock Option/Restricted Stock Plan.

      "Company Preferred Stock" means
      the Series A Preferred Stock and the Series ferred Stock and the Series B
      Preferred Stoc

      "Company Option" means each outstanding
      option to purchase Company Common Stock under any employee stock option or compensation plan or arrangement of the Company.

      "Competing Transaction" means any
      liquidation, recapitalization, merger, consolidation or other business combination involving the Company or Parent, or the acquisition of any capital stock of the Company or Parent or its Subsidiaries, as applicable,
      (other than upon exercise of stock options or warrants or the conversion of shares of Company Preferred Stock that are outstanding as of the date of this Agreement) such that following such acquisition the holders of the applicable entity's capital stock immediately prior to such transaction hold less than a majority of the total number of outstanding shares of capital stock of such entity, or any tender offer or exchange offer, as defined pursuant to the Exchange Act, which, if consummated, would result in said acquisition of capital stock, or all or substantially all of the assets of the Company or Parent or its Subsidiaries, as applicable, in a single transaction or a series of related transactions, or any acquisition by the Company or Parent or its Subsidiaries, as applicable, of any material assets or capital stock of any other person, or any combination of the foregoing other than the Financing.

      "Company Warrant" means each outstanding
      warrant to purchase Company Common Stock or Company Preferred Stock of the
      Company.

      "Delaware Law" means the Delaware General
      Corporation Law.

      "Environmental Claims" refers to any
      complaint, summons, citation, notice, directive, order, claim, litigation, investigation, notice of violation, judicial or administrative proceeding, judgment, letter or other communication from any governmental agency, department, bureau, office or other authority, or any third party involving violations of Environmental Laws or Releases of Hazardous
      Materials from (i) Laws or Releases of Hazardous Materials from (i) any assets, properties or business of the Company; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated by the Compan

      "Environmental Laws" includes the
      Comprehensive Environmental Response, Compensation and Liability Act
      ("CERCLA"), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act ("RCRA), 42 U.S.C. 6901 et seq., as amended; the Clean
      Air Act ("CAA"), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act
      ("CWA"), 33 ), 3U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act ("OSHA"), 29 ), 2U.S.C. 655 et seq.; and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment.

      "Exchange Act" means the Securities
      Exchange Act of 1934, as amended.

      "Hazardous Materials" shall include,
      without regard to amount and/or concentration (i) (i) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminant, pollutant, toxic pollutant, toxic or hazardous substances, extremely hardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under
      Environmental Laws; (ii) rdous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (ii) petroleum, petroleum-based or petroleum-derived products; (iii) polychlorinated biphenyls; (iv) a substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (v) any materials regulated by
      Environmental Laws.

      Intellectual Property. "Intellectual Property" shall mean APIs, apparatus, databases, data collections, diagrams, formulae, inventions
      (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

      "Intellectual Property Rights" means all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) means all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associatewith works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (ii) with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works;
      (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patent and industrial property rights; (v) other propriery rights in Intellectual Property; and (vi) y rights in
      Intellectual Property; and (vi) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clause"(i)" through
      "(v)" above.

      "Law" means a domestic or foreign law, order, writ, injunction, decree, ordinance, award, stipulation, statute, judicial or administrative doctrine, rule or regulation entered by a Governmental Entity.

      "Lien" means, in respect of any asset
      (including any security) any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset.

      "Material Adverse Effect" means in
      respect of any entity and its Subsidiaries, taken as a whole, any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would reasonably be likely to (i) ny change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would reasonably be likely to (i) be materially adverse to the assets, properties, condition (financial or otherwise) or rults of operations of such entity and its Subsidiaries taken as a whole, (ii) lts of operations of such entity and its Subsidiaries taken as a whole, (ii) to prevent or materially delay e ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement or (iii) s Agreement or (iii) deprive the
      Surviving Corporation, following the consummation of the transactions contemplated by this Agreement, of the practical realization of the principal benefits intended by such transactionprovided, however, that, each of the following shall be disregarded for purposes of determining whether a Material Adverse Effect exists: (a) a failure to meet earnings or revenue projections; (b) following shall be disregarded for purposes of determining whether a Material Adverse Effect exists: (a)
      a failure to meet earnings or revenue projections; (b) conditions affecting the collectibles, toys and games industries generally, except to the eent that the applicable entity and it Subsidiaries taken as a whole have been disproportionately affected in a manner that is material and significant; (c) nt that the applicable entity and it Subsidiaries taken as a whole have been disproportionately affected in a manner that is material and significant; (c) conditions affecting the U.S. economy generally, except to the extent that the applicable entity a it
      Subsidiaries taken as a whole have been disproportionately affected in a manner that is material and significant; (d) it Subsidiaries taken as a whole have been disproportionately affected in a manner that is material and significant; (d) changes in economic, regulatory or political conditions generally, except to the extent that the applicable entity and it Subsidiari, taken as a whole, have been disproportionately affected in a manner that is material and significant; (e) any fact, circumstance or condition disclosed in the Company Disclosure Schedule or the Parent
      Disclosure Schedule, as applicable, to the extent such change, effect or circumstance is specifically set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable or (f) or (f) changes or disruptions arising from the execution of this Agreement and the proposed consummation of the ansactions contemplated by this Agreement, including without limitation, any litigation or governmental investigations in respect thereof and the impact of this Agreement on relationships with customers, prospective customers, suppliers, distributors, employees, revenues, sales or orders arising out of or resulting from actions contemplated by the parties hereto in connection with, or which are attributable to, this Agreement and the transactions contemplated hereby.

      "Parent Capital
      Stock" means the ADSs.

      "Parent Option Plans" means Parents'
      Amended and Restated 1997 Equity Incentive Plan.

      "Parent Ordinary Shares" means the
      ordinary shares of Parent, including the ordinary shares underlying the
      ADSs.

      "Parent Shareholder Matters" means: (i) the issuance of the
      Merger Consideration in connection with the Merger, (ii) the assumption of the Company Options and Company Warrants, (iii) the issuance of ADSs in connection with the Cards Purchase Agreement, (iv) if required, the issuance of ADSs in the Financing, including ADSs issuable upon exercise or conversion of convertible securities issued in the Financing; (v) the adoption of an amendment to Parent's stock option plan such that the unallocated shares are equal to 10% of the fully-diluted shares of Parent, or such other amount as may be mutually agreed by Parent and the Company and extend the term thereof, (vi) thereof, (vithe approval of a reverse stock split as required by Section 7.3(h), and (vii) an increase in
      Parent's authorized share capital as necessary to accommodate the foregoing.

      "Pension Scheme" means contracts, agreements,
      commitments, understandings, transactions or arrangements (whether or not legally enforceable or binding) for the payment of any pensions, allowances, lump sums or other like benefits on retirement or on death or during periods of sickness or disablement for the benefit of any present or former director, officer or employee of Parent or for the benefit of the dependants of any such persons.

      "Permitted Lien" means a statutory Lien not yet delinquent; a purchase money Lien arising in the ordinary course of business; a Lien reflected in the financial statements of the applicable party; a Lien which does not materially detract from the value or impair the use of the asset or property in question; or a Lien for Taxes not yet due or which are being contested in good faith.

      "Person" means an individual,
      corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the
      Exchange Act).

      "Release" means any spilling, leaking,
      pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Materials (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

      "Series A Preferred Stock" means the
      Company's Series A Preferred Stock, par value $0.0001 per share.

      "Series B Preferred Stock" means the
      Company's Series B Preferred Stock, par value $0.0001 per share.

      "Subsidiary" means, in respect of any
      party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) means, in respect of any party, any corporation, partnership or other entity or organization, whether incorporated or unincorporated, of which (i) such other party or any other Subsidiary of such pay is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) y is a general partner (excluding such partnerships where such party or any
      Subsidiary of such party does not have a majority of the voting interest in such partnership) or (ii) a majority of the securities or other interests having by their terms ordiny voting power to elect a majority of the board of directors or others performing similar functions in respect of such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

      "Tax" or "Taxes" means all taxes,
      including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, stamp duty, VAT, occupation, property, and estimated taxes, customs duties, fees and assessments, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of taxes, any liability in respect of taxes imposed by contract, tax sharing agreement, tax indemnity agreement or any similar agreement.

      "Tax Returns" means any report, return,
      document, declaration, or any other information or filing required to be supplied to any taxing authority or jurisdiction (domestic or foreign) in respect of Taxes.

    Tax Covenant.
    From time to time after the Closing, but not later than seven years after the Closing, upon request of a Company stockholder, the Parent will enter into a Tax Indemnification Agreement substantially in the forms of Exhibit H-1 and Exhibit H-2, and satisfactory
    in form and substance to each Company stockholder that has delivered an executed Tax Indemnification Agreement to Parent in advance of the Closing, with such Company stockholder, as appropriate.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

MASTER REPLICAS INC.

By: /s/
Michael Cookson
Name: Michael Cookson

Title: Chief Executive Officer

CORGI INTERNATIONAL LIMITED

By: /s/
George B. Volanakis
Name: George B.
Volanakis
Title: President and Chief Executive Officer

LIGHTSABER ACQUISITION CORP.

By: /s/
George B. Volanakis
Name: George B.
Volanakis
Title: President and Chief Executive Officer

99.2

    Press release dated October 13,
2006

Corgi Appoints Non-Executive Director to Audit
Committee

HONG KONG--(BUSINESS WIRE)--Corgi International Limited (Nasdaq:
CRGI - News) announced the appointment of Leo Koulos to the Company's audit committee effective as of October 3, 2006. Mr. Koulos has been a member of the
Company's board of directors since March 1997. Mr. Koulos replaces Charles C.
McGettigan.

This appointment was made subsequent to the Company's receipt of a Nasdaq
Staff Deficiency Letter on October 11, 2006 indicating that the Company was not in compliance with the requirement of Marketplace Rule 4350(d)(2). That rule mandates, among other things, that the Company maintain an audit committee comprised of not fewer than three independent directors.

As a result of Mr. Koulos' appointment to the audit committee, the Company is in compliance with Marketplace Rule 4350(d)(2), and the Company has received a compliance letter from Nasdaq acknowledging that fact.

About Corgi International

Corgi International, based in Hong Kong, sells die-cast collectible products under its own brand. In the U.S., the company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. Corgi has a high-volume manufacturing operation in China and sales offices worldwide.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: October 26, 2006

       /s/ George Volanakis

       George Volanakis
       Chief
Executive Officer